Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

IMS Health Reports 13 Percent Revenue Growth in Third-Quarter 2005
     FAIRFIELD, Conn.—(BUSINESS WIRE)—Oct. 19, 2005—IMS Health (NYSE: RX) today announced third-quarter 2005 revenues of $432.8 million, up 13 percent (12 percent constant dollar), compared with revenues of $384.2 million for the third quarter of 2004. Third-quarter diluted earnings per share on an SEC-reported basis was $0.30, up 7 percent, compared with $0.28 in the prior year. Third-quarter adjusted diluted earnings per share was $0.34, compared with $0.30 per share in the same period of 2004, an increase of 13 percent. Net income on an SEC-reported basis was $71.1 million, up 8 percent compared with net income of $65.6 million in the year-earlier quarter. On an adjusted basis, net income for the third quarter of 2005 was $80.6 million, up 14 percent, compared with net income of $70.7 million in the prior year.
     “We delivered another outstanding quarter,” said David R. Carlucci, IMS chief executive officer and president. “In a dynamic marketplace, IMS delivered one of our strongest third-quarter results in revenue and adjusted earnings growth in recent years, with exceptional double-digit revenue gains in the Americas, Europe and Asia Pacific, including Japan. Our execution across our business lines is excellent, and we remain focused on strengthening and broadening client relationships. We have been gaining momentum throughout the year, and remain very confident that we will achieve our guidance for 2005.”
     Operating income in the third quarter was $102.2 million on an SEC-reported basis and $110.7 million on an adjusted basis, compared with operating income of $102.9 million on both an SEC-reported and adjusted basis in the year-earlier period. Adjusted operating income excludes a charge of $8.5 million for costs associated with the proposed merger of IMS and VNU N.V. Operating income was down 1 percent on an SEC-reported basis and rose 8 percent on an adjusted basis (7 percent constant dollar).
     Adjusted results for the third quarter of 2005 exclude the merger-related costs mentioned above, certain net pre-tax income items totaling $0.7 million, and certain net tax provisions of $1.6 million.
     Adjusted results for the 2004 third quarter exclude certain net pre-tax expense items totaling approximately $1.7 million, as well as certain net tax provisions of approximately $3.3 million. See Tables 5 and 7 for a reconciliation between SEC and adjusted results for the quarters ended September 30, 2005 and 2004, respectively.
     Year-to-Date Results
     For the first nine months of 2005, revenues were $1,277.1 million, up 13 percent (11 percent constant dollar) over the prior year period. Diluted earnings per share on an SEC-reported basis for the 2005 first nine months was $0.84, compared with $0.89 in the year-earlier period, down 6 percent, primarily due to the tax recorded in the first nine months of 2005 on cash IMS is repatriating under the American Jobs Creation Act of 2004 (AJCA). Adjusted diluted earnings per share for the first nine months of this year was $0.98, a 17 percent increase over the $0.84 reported in the prior-year period. On an SEC-reported basis, net income for the first nine months of this year was $194.7 million, compared with $211.8 million for the year-ago period, an 8 percent decrease. On an adjusted basis, net income for the 2005 first nine months was $226.5 million, up 12 percent, compared with adjusted net income of $201.6 million for the comparable period last year.
     Operating income for the first nine months of 2005 was $302.4 million on an SEC-reported basis and $318.3 million on an adjusted basis, compared with $301.6 million on both an SEC-reported and adjusted basis in the year-earlier period. Adjusted operating income for the 2005 first nine months excludes a charge of $15.9 million for costs associated with the proposed IMS and VNU merger. Operating income growth in the 2005 first nine months was flat on an SEC-reported basis and up 6 percent on an adjusted basis (4 percent constant dollar) from the same period last year.
     Adjusted results for the first nine months of 2005 exclude the merger-related costs mentioned above and certain net pre-tax income items totaling approximately $15.1 million, as well as certain net tax provisions of approximately $31.1 million, primarily related to the $39.5 million tax expense recorded in the first nine months of 2005 on cash repatriated under the AJCA. Adjusted results for the first nine months of 2004 exclude certain net pre-tax income items of approximately $9.6 million and certain net tax benefits of approximately $0.7 million. See Tables 6 and 8 for a reconciliation between SEC and adjusted results for the nine months ended September 30, 2005 and 2004, respectively.
     Balance Sheet Highlights
     IMS’s cash, cash equivalents, restricted cash and short-term marketable securities as of September 30, 2005 was $351.6 million, compared with $460.0 million on December 31, 2004. Total debt as of September 30, 2005 was $570.5 million, down from $626.7 million at the end of 2004. See Table 9 for selected consolidated balance sheet items.
     Shares Outstanding, Share Repurchase Program
     The number of shares outstanding as of September 30, 2005 was approximately 231.7 million, compared with 232.0 million the same period a year ago. Prior to suspending its share buyback program as a result of the proposed merger with VNU, the company repurchased 6.2 million shares year to date at a total cost of $147.9 million. Approximately 8.5 million IMS options have been exercised year to date.
     Repatriation
     On April 19, 2005, IMS announced that it is taking the opportunity provided by the AJCA to repatriate approximately $650 million of previously undistributed foreign earnings. In the third quarter, approximately 90 percent of the company’s repatriation plan was executed, with the balance expected to be completed by the end of the year.
     About IMS
     Operating in more than 100 countries, IMS Health is the world’s leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.6 billion in 2004 revenue and more than 50 years of industry experience, IMS offers leading-edge business intelligence products and services that are integral to clients’ day-to-day operations, including portfolio optimization capabilities; launch and brand management solutions; sales force effectiveness innovations; managed care and over-the-counter offerings; and consulting and services solutions that improve ROI and the delivery of quality healthcare worldwide. Additional information is available at http://www.imshealth.com.

     Conference Call and Webcast Details
     IMS will host a conference call at 8:30 a.m. (EDT) today to discuss its third-quarter 2005 financial results. To participate, please dial 1-800-745-2192 (U.S. and Canada) and 1-212-231-6015 (outside the United States and Canada) approximately 15 minutes before the scheduled start of the call. The conference call also will be accessible live on the Investor Relations section of the IMS Website at www.imshealth.com.
     A replay of the conference call will be available online on the Investor Relations section of the IMS Website and via telephone by dialing 1-800-633-8284 (U.S. and Canada) or 1-402-977-9140 (outside the U.S. and Canada), and entering access code 21263875.
     Forward-Looking Statements
     This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS Health believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS Health to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS Health seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and joint ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, (v) to the extent unforeseen cash needs arise, the ability to obtain financing on favorable terms, (vi) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS Health’s customers operate, and (vii) the inability, for any reason, to consummate the merger with VNU N.V., as expected. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company made from time to time with the Securities and Exchange Commission.

Table 1
IMS Health
SEC Income Statement (a)
Three Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav
	SEC	SEC	(Unfav)

Revenue (b)
Sales Force Effectiveness	$208.0	$193.9	7%
Portfolio Optimization	124.1	109.7	13
Launch, Brand and Other	100.7	80.5	25

Total	432.8	384.2	13

Operating Expenses (c)
Operating Costs	(199.7)	(165.6)	(21)
Selling and Administrative	(96.1)	(92.4)	(4)
Depreciation and Amortization	(26.3)	(23.4)	(13)
Merger Costs (f)	(8.5)	0.0	NM

Total	(330.6)	(281.3)	(18)

Operating Income	102.2	102.9	(1)

Interest expense, net	(4.7)	(2.9)	(61)
Gains from investments, net (e)	0.3	2.2	(88)
Other income (expense), net (g)	7.7	(3.3)	NM

Pretax Income	105.4	98.9	7

Provision for Income Taxes (h)	(34.3)	(33.9)	(1)
TriZetto Equity Income, net (d)	0.0	0.7	NM

Net Income	$71.1	$65.6	8

Diluted EPS:
Total Diluted EPS	$0.30	$0.28	7%

Shares Outstanding:
Weighted Average Diluted	234.6	237.1	1%
End-of-Period Actual	231.7	232.0	0
The accompanying notes are an integral part of these financial tables.

Table 2
IMS Health
SEC Income Statement (a)
Nine Months Ended September 30
(unaudited, in millions except per share)

			% Fav
	2005 SEC	2004 SEC	(Unfav)

Revenue (b)
Sales Force Effectiveness	$615.4	$563.6	9%
Portfolio Optimization	372.0	335.5	11
Launch, Brand and Other	289.7	226.2	28

Total	1,277.1	1,125.3	13

Operating Expenses (c)
Operating Costs	(572.5)	(481.5)	(19)
Selling and Administrative	(309.6)	(274.9)	(13)
Depreciation and Amortization	(76.7)	(67.4)	(14)
Merger Costs (f)	(15.9)	0.0	NM

Total	(974.7)	(823.7)	(18)

Operating Income	302.4	301.6	0

Interest expense, net	(13.1)	(8.3)	(58)
Gains from investments, net (e)	2.6	10.7	(76)
Losses on issuance of investees’ stock, net	0.0	(0.1)	NM
Other income (expense), net (g)	25.6	(2.2)	NM

Pretax Income	317.5	301.8	5

Provision for Income Taxes (h)	(122.8)	(89.4)	(37)
TriZetto Equity Loss, net (d)	0.0	(0.6)	NM

Net Income	$194.7	$211.8	(8)

Diluted EPS:
Total Diluted EPS	$0.84	$0.89	(6)%

Shares Outstanding:
Weighted Average Diluted	232.1	239.2	3%
End-of-Period Actual	231.7	232.0	0
The accompanying notes are an integral part of these financial tables.

Table 3
IMS Health
Adjusted Income Statement (a)
Three Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav	Constant $
	Adjusted	Adjusted	(Unfav)	Growth (j)

Revenue (b)
Sales Force Effectiveness	$208.0	$193.9	7%	6%
Portfolio Optimization	124.1	109.7	13	13
Launch, Brand and Other	100.7	80.5	25	25

Total	432.8	384.2	13	12

Operating Expenses (c)
Operating Costs	(199.7)	(165.6)	(21)
Selling and Administrative	(96.1)	(92.4)	(4)
Depreciation and Amortization	(26.3)	(23.4)	(13)

Total	(322.1)	(281.3)	(15)

Operating Income	110.7	102.9	8	7

Interest expense, net	(4.7)	(2.9)	(61)
Other income, net	7.2	0.6	NM

Pretax Income	113.3	100.6	13

Provision for Income Taxes	(32.7)	(30.6)	(7)
TriZetto Equity Income, net (d)	0.0	0.7	NM

Net Income	$80.6	$70.7	14%

Diluted EPS:
Total Diluted EPS	$0.34	$0.30	13%

Shares Outstanding:
Weighted Average Diluted	234.6	237.1	1%
End-of-Period Actual	231.7	232.0	0
The accompanying notes are an integral part of these financial tables.

Table 4
IMS Health
Adjusted Income Statement (a)
Nine Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav	Constant $
	Adjusted	Adjusted	(Unfav)	Growth (j)

Revenue (b)
Sales Force Effectiveness	$615.4	$563.6	9%	7%
Portfolio Optimization	372.0	335.5	11	9
Launch, Brand and Other	289.7	226.2	28	26

Total	1,277.1	1,125.3	13	11

Operating Expenses (c)
Operating Costs	(572.5)	(481.5)	(19)
Selling and Administrative	(309.6)	(274.9)	(13)
Depreciation and Amortization	(76.7)	(67.4)	(14)

Total	(958.8)	(823.7)	(16)

Operating Income	318.3	301.6	6	4

Interest expense, net	(13.1)	(8.3)	(58)
Gain from investments (e)	3.0	0.0	NM
Other income (expense), net	10.0	(1.1)	NM

Pretax Income	318.2	292.2	9

Provision for Income Taxes	(91.7)	(90.0)	(2)
TriZetto Equity Loss, net (d)	0.0	(0.6)	NM

Net Income	$226.5	$201.6	12%

Diluted EPS:
Total Diluted EPS	$0.98	$0.84	17%

Shares Outstanding:
Weighted Average Diluted	232.1	239.2	3%
End-of-Period Actual	231.7	232.0	0
The accompanying notes are an integral part of these financial tables.

Table 5
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Three Months Ended September 30, 2005
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$208.0	$0.0	$208.0
Portfolio Optimization	124.1	0.0	124.1
Launch, Brand and Other	100.7	0.0	100.7

Total	432.8	0.0	432.8

Operating Expenses (c)
Operating Costs	(199.7)	0.0	(199.7)
Selling and Administrative	(96.1)	0.0	(96.1)
Depreciation and Amortization	(26.3)	0.0	(26.3)
Merger Costs (f)	(8.5)	8.5	0.0

Total	(330.6)	8.5	(322.1)

Operating Income	102.2	8.5	110.7

Interest expense, net	(4.7)	0.0	(4.7)
Gains from investments, net (e)	0.3	(0.3)	0.0
Other income, net (g)	7.7	(0.4)	7.2

Pretax Income	105.4	7.8	113.3

Provision for Income Taxes (h)	(34.3)	1.6	(32.7)

Net Income	$71.1	$9.4	$80.6

Diluted EPS:
Total Diluted EPS	$0.30	$0.04	$0.34

Shares Outstanding:
Weighted Average Diluted	234.6	0.0	234.6
End-of-Period Actual	231.7	0.0	231.7
The accompanying notes are an integral part of these financial tables.

Table 6
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Nine Months Ended September 30, 2005
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$615.4	$0.0	$615.4
Portfolio Optimization	372.0	0.0	372.0
Launch, Brand and Other	289.7	0.0	289.7

Total	1,277.1	0.0	1,277.1

Operating Expenses (c)
Operating Costs	(572.5)	0.0	(572.5)
Selling and Administrative	(309.6)	0.0	(309.6)
Depreciation and Amortization	(76.7)	0.0	(76.7)
Merger Costs (f)	(15.9)	15.9	0.0

Total	(974.7)	15.9	(958.8)

Operating Income	302.4	15.9	318.3

Interest expense, net	(13.1)	0.0	(13.1)
Gains from investments, net (e)	2.6	0.4	3.0
Other income, net (g)	25.6	(15.5)	10.0

Pretax Income	317.5	0.8	318.2

Provision for Income Taxes (h)	(122.8)	31.1	(91.7)

Net Income	$194.7	$31.8	$226.5

Diluted EPS:
Total Diluted EPS	$0.84	$0.14	$0.98

Shares Outstanding:
Weighted Average Diluted	232.1	0.0	232.1
End-of-Period Actual	231.7	0.0	231.7
The accompanying notes are an integral part of these financial tables.

Table 7
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Three Months Ended September 30, 2004
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$193.9	$0.0	$193.9
Portfolio Optimization	109.7	0.0	109.7
Launch, Brand and Other	80.5	0.0	80.5

Total	384.2	0.0	384.2

Operating Expenses (c)
Operating Costs	(165.6)	0.0	(165.6)
Selling and Administrative	(92.4)	0.0	(92.4)
Depreciation and Amortization	(23.4)	0.0	(23.4)

Total	(281.3)	0.0	(281.3)

Operating Income	102.9	0.0	102.9

Interest expense, net	(2.9)	0.0	(2.9)
Gains from investments, net (e)	2.2	(2.2)	0.0
Other income (expense), net (g)	(3.3)	4.0	0.6

Pretax Income	98.9	1.7	100.6

Provision for Income Taxes (h)	(33.9)	3.3	(30.6)
TriZetto Equity Loss, net (d)	0.7	0.0	0.7

Net Income	$65.6	$5.0	$70.7

Diluted EPS:
Total Diluted EPS	$0.28	$0.02	$0.30

Shares Outstanding:
Weighted Average Diluted	237.1	0.0	237.1
End-of-Period Actual	232.0	0.0	232.0
The accompanying notes are an integral part of these financial tables.

Table 8
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Nine Months Ended September 30, 2004
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$563.6	$0.0	$563.6
Portfolio Optimization	335.5	0.0	335.5
Launch, Brand and Other	226.2	0.0	226.2

Total	1,125.3	0.0	1,125.3

Operating Expenses (c)
Operating Costs	(481.5)	0.0	(481.5)
Selling and Administrative	(274.9)	0.0	(274.9)
Depreciation and Amortization	(67.4)	0.0	(67.4)

Total	(823.7)	0.0	(823.7)

Operating Income	301.6	0.0	301.6

Interest expense, net	(8.3)	0.0	(8.3)
Gains from investments, net (e)	10.7	(10.7)	0.0
Losses on issuance of investees’ stock, net	(0.1)	0.1	0.0
Other expense, net (g)	(2.2)	1.1	(1.1)

Pretax Income	301.8	(9.6)	292.2

Provision for Income Taxes (h)	(89.4)	(0.7)	(90.0)
TriZetto Equity Loss, net (d)	(0.6)	0.0	(0.6)

Net Income	$211.8	$(10.2)	$201.6

Diluted EPS:
Total Diluted EPS	$0.89	$(0.05)	$0.84

Shares Outstanding:
Weighted Average Diluted	239.2	0.0	239.2
End-of-Period Actual	232.0	0.0	232.0
The accompanying notes are an integral part of these financial tables.
Table 9
IMS Health
Selected Consolidated Balance Sheet Items
(unaudited, in millions)

	Sept. 30, 2005	Dec. 31, 2004
Cash and cash equivalents	$246.2	$444.9

Restricted cash	105.4	0.0

Short-term marketable securities	0.0	15.1

Accounts receivable, net (i)	287.9	264.8

Total debt	570.5	626.7
The accompanying notes are an integral part of these financial tables.

     IMS Health
     NOTES TO FINANCIAL TABLES
     (a) “SEC Income Statement” (Tables 1 and 2) differs from the “Adjusted Income Statement” (Tables 3 and 4) by amounts that are detailed on Tables 5, 6, 7 and 8. Adjusted results are those used by management for the purposes of global business decision-making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.
     (b) Revenue in 2004 has been reclassified to conform to the 2005 presentation, including a reclassification of Consulting and Services revenue into the other three business lines. Consulting and Services revenue was $67.3 million in third quarter 2005, up 64% (63% constant dollar) from $41.0 million in third-quarter 2004. Consulting and Services revenue was $184.4 million for the first nine months of 2005, up 53% (50% constant dollar) from $120.7 million in the first nine months of 2004.
     (c) Operating expenses in 2004 reflect a reclassification between operating costs and selling and administrative expenses to make them comparable with the 2005 presentation.
     (d) In the fourth quarter of 2004, IMS Health sold its entire interest in TriZetto back to the company.
     (e) Gains from investments, net were $0.3 million in the third quarter of 2005, relating primarily to a dividend recorded in the Enterprise portfolio, offset by related management fees and certain portfolio write downs. This is compared with a net gain of $2.2 million in the third quarter of 2004 from the sale of certain Enterprise investments, partially offset by fees for the Enterprise investments. For the first nine months of 2005, Gains from investments, net were $2.6 million relating primarily to a $3.0 million gain from the sale of a 20% interest we held in a German company (GPI), partially offset by management fees for the Enterprise investments. This is compared with a net gain of $10.7 million in the first nine months of 2004 from the sale of certain Enterprise investments and the items discussed above. These gains and losses from Enterprise investments are excluded from adjusted results because they relate to non-strategic investments and are not related to IMS’s core business operations.
     (f) Merger costs related to professional fees incurred during the second and third quarters of 2005 in connection with IMS’s proposed merger with VNU N.V., as announced on July 11, 2005. These costs, and the associated tax benefits, are excluded from adjusted results because they were incurred specifically in relation to the proposed merger of IMS with VNU N.V. and are not related to IMS’s core business operations.
     (g) Other income (expense), net includes $0.0 million and $1.2 million of expenses for legal fees in the third quarter of 2005 and 2004, respectively, related to the IRI litigation. For the first nine months, IRI litigation legal fees were $1.2 million and $2.8 million in 2005 and 2004, respectively. These expenses are excluded from adjusted results because they relate to a D&B legacy matter and are not related to IMS’s core business operations. Other income (expense), net also includes a $6.2 million foreign currency hedge gain related to the repatriation executed in the third quarter of 2005 under the American Jobs Creation Act of 2004 (AJCA) (see note (h)). This gain is excluded from adjusted results because the AJCA is a one-time event. In addition, Other income (expense), net excludes a quarterly phasing adjustment of foreign currency hedge gains (losses), net of $5.8 million and $(10.5) million in the third quarter and first nine months of 2005, respectively, compared with $2.8 million and $(1.7) million in the third quarter and first nine months of 2004, respectively. This phasing adjustment is made to adjusted results in order to more closely match the timing of foreign exchange hedge gains (losses) with the operating income being hedged. For the full year, there is no difference between the hedge losses in adjusted and SEC results.
     (h) The tax provision for the third quarter and first nine months of 2005 includes a tax benefit of $2.8 million and $0.8 million, respectively, related to the Enterprise investments described in note (e) and the items described in notes (f) and (g). The tax provision for the third quarter and first nine months of 2004 includes a tax benefit of $0.6 million and tax provision of $3.3 million, respectively, related to the items described in notes (e) and (g). These tax provisions are excluded from adjusted results because the related charges and gains are excluded from adjusted results. The tax provision in the first nine months of 2005 also included a $29.3 million tax benefit related to a favorable audit resolution in Japan of the tax years through 2003. Adjusted results include a phasing adjustment to recognize this benefit ratably throughout the year; the phasing adjustment for the third quarter and first nine months of 2005 was $(7.7) million and $7.6 million, respectively. This phasing adjustment allows the full-year effective tax rate to be applied in each quarter to adjusted pretax results. Also in the first nine months of 2005, $39.5 million of tax expense was recorded related to the decision to repatriate approximately $650 million of foreign earnings back to the U.S. during 2005 under the AJCA, including a tax benefit of $3.3 million recorded in the third quarter as a result of foreign tax deductions related to financing the repatriation dividend. As the AJCA is a one-time event, this tax expense has been excluded from adjusted results. In addition, the first-quarter 2004 tax provision also includes a $15.6 million tax benefit related to a favorable audit resolution in the U.S. of the 1998 and 1999 tax years. The phasing adjustment for the third quarter of 2004 was $(3.9) million and $4.0 million for the first nine months of 2004.
     (i) December 31, 2004 Accounts receivable, net has been reclassified to conform to current period presentation.
     (j) Constant-dollar growth rates eliminate the impact of year-over-year foreign currency fluctuations.
     Amounts presented in the financial tables may not add due to rounding.
     These financial tables should be read in conjunction with IMS Health’s filings previously made or to be made with the Securities and Exchange Commission.

CONTACT:	IMS Health
Bill Hughes, 203-319-4732
bhughes@imshealth.com
OR
Investor Relations:
Darcie Peck, 203-319-4766
dpeck@imshealth.com

IMS Q3 2005 Highlights

Safe Harbor About IMS Health Incorporated IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). About VNU N.V. VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking information about IMS, VNU and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); com pliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending June 30, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).

Transaction Disclosure Additional Information and Where to Find It: This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. Participants in Solicitation IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC. Regulation G Legend: This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

Financial Highlights All financials shown are on an “adjusted basis”: Adjusted results are those used by management for the purposes of global business decision-making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results. Adjusted Q3 2005,Operating Income, Net Income, EPS and a complete reconciliation to the comparable GAAP numbers can be found in our Q3 2005 earnings press release, which is available in the Investors Section of www.imshealth.com and is attached to this document. Preliminary Q3 2005 Free Cash Flow and a complete reconciliation to the comparable GAAP numbers can be found in the Investors Section of www.imshealth.com and are attached to this document. Complete reconciliations to the comparable GAAP numbers for 2002, 2003 and 2004 Return on Invested Capital, and quarterly Free Cash Flow and adjusted EPS for the prior nine quarters can be found in the Investors Section of www.imshealth.com and are attached to this document.

Q3 2005 Financial Highlights Revenue $433M Reported Growth 13% Adjusted Operating Income $111M Reported Growth 8% Adjusted Net Income $81M Growth 14% Adjusted EPS $0.34 Growth 13%

Business Lines: Year-to-Date Q3 2005 Offerings View Offerings View Reported Constant Dollar Sales Force Effectiveness 9% 7% Portfolio Optimization 11% 9% Launch / Brand / Other 28% 26% Total 13% 11% Offerings Line View — Consulting & Services Embedded in Business Lines

Q3 2005 Reported Revenue Growth Americas + 13% Europe + 10% Asia Pacific + 19% Focus on execution driving an accelerating performance

Q3 2005 Adjusted Earnings ($ millions, except per share) Actual Year to Year Year to Year C-D Revenue 432.8 13% 12% Op Income 110.7 8% 7% Net Income 80.6 14% EPS $0.34 13% No shares repurchased in Q3 2005

Sustainable Financial Model Strategic Goals 9 Quarter Performance* CD Revenue Growth 8 — 13% 10% Adjusted EPS Growth Revenue Growth 13% ROIC >30% 30% ** Free Cash Flow Conversion >85% Net >100% Net Earnings Earnings *Trailing 9 quarter performance ** Based on 2002 — 2004 annual results

Statement on Guidance IMS expects SEC-reported fourth quarter and full-year diluted earnings per share (“EPS”) to differ from adjusted diluted EPS. Items that could cause fourth quarter and full-year 2005 SEC-reported diluted EPS to differ from adjusted diluted EPS include, but are not limited to, additional costs associated with the proposed merger of IMS and VNU, IRI legal fees and gains or losses resulting from strategic actions with respect to IMS’s investments. Additional items including phasing adjustments of foreign currency hedge gains (losses) and phasing adjustments relating to any tax benefit could cause quarterly SEC-reported diluted earnings per share (“EPS”) to differ from quarterly adjusted diluted EPS. By year-end, it is expected that the foreign currency hedge gain difference and any phasing adjustments for a tax benefit difference between SEC-reported and adjusted diluted EPS will show no difference in these items between SEC-reported and adjusted diluted EPS for the full year. In addition, the full year SEC-reported and adjusted diluted EPS will differ due to the tax charge related to the company’s repatriation transaction. IMS is unable to predict at this time the occurrence or amount of these as well as other items that could cause full-year 2005 SEC-reported diluted EPS to differ from adjusted diluted EPS. We guide to constant dollar revenue growth but SEC-reported revenue growth will include the effect of foreign currency fluctuations, which we cannot at this time reliably predict. Free cash flow guidance may differ from net cash provided by operating activities on a SEC-reported basis in ways similar to those described in the reconciliations identified in the 2004 full year press release and the Q3 2005 free cash flow reconciliation which can be found in the Investors Section of www.imshealth.com and attached to this document. Statements relating to guidance are based on current expectations as October 19, 2005. These statements are forward-looking, and actual results may differ materially. IMS does not undertake to update these targets in any way or for any reason prior to discussing actual results.

2005 Guidance Full Year 2005 Guidance CD Revenue Growth 10% — 12% Adjusted EPS $1.32 — $1.35\ Free Cash Flow $250 — $295m Share Repurchase 6.2M shares through Q3 No additional repurchases planned

Contacts:	Bill Hughes	Darcie Peck
	Corporate Communications	Investor Relations
	(203) 319-4732	(203) 319-4766
	bhughes@imshealth.com	dpeck@imshealth.com
IMS HEALTH REPORTS 13 PERCENT REVENUE GROWTH IN THIRD-QUARTER 2005
FAIRFIELD, CT, October 19, 2005 — IMS Health (NYSE: RX) today announced third-quarter 2005 revenues of $432.8 million, up 13 percent (12 percent constant dollar), compared with revenues of $384.2 million for the third quarter of 2004. Third-quarter diluted earnings per share on an SEC-reported basis was $0.30, up 7 percent, compared with $0.28 in the prior year. Third-quarter adjusted diluted earnings per share was $0.34, compared with $0.30 per share in the same period of 2004, an increase of 13 percent. Net income on an SEC-reported basis was $71.1 million, up 8 percent compared with net income of $65.6 million in the year-earlier quarter. On an adjusted basis, net income for the third quarter of 2005 was $80.6 million, up 14 percent, compared with net income of $70.7 million in the prior year.
     “We delivered another outstanding quarter,” said David R. Carlucci, IMS chief executive officer and president. “In a dynamic marketplace, IMS delivered one of our strongest third-quarter results in revenue and adjusted earnings growth in recent years, with exceptional double-digit revenue gains in the Americas, Europe and Asia Pacific, including Japan. Our execution across our business lines is excellent, and we remain focused on strengthening and broadening client relationships. We have been gaining momentum throughout the year, and remain very confident that we will achieve our guidance for 2005.”
     Operating income in the third quarter was $102.2 million on an SEC-reported basis and $110.7 million on an adjusted basis, compared with operating income of $102.9 million on both an SEC-reported and adjusted basis in the year-earlier period. Adjusted operating income excludes a charge of $8.5 million for costs associated with the proposed merger of IMS and VNU N.V. Operating income was down 1 percent on an SEC-reported basis and rose 8 percent on an adjusted basis (7 percent constant dollar).
     Adjusted results for the third quarter of 2005 exclude the merger-related costs mentioned above, certain net pre-tax income items totaling $0.7 million, and certain net tax provisions of $1.6 million.
     Adjusted results for the 2004 third quarter exclude certain net pre-tax expense items totaling approximately $1.7 million, as well as certain net tax provisions of approximately $3.3 million. See Tables 5 and 7 for a reconciliation between SEC and adjusted results for the quarters ended September 30, 2005 and 2004, respectively.
Year-to-Date Results
     For the first nine months of 2005, revenues were $1,277.1 million, up 13 percent (11 percent constant dollar) over the prior year period. Diluted earnings per share on an SEC-reported basis for the 2005 first nine months was $0.84, compared with $0.89 in the year-earlier period, down 6 percent, primarily due to the tax recorded in the first nine months of 2005 on cash IMS is repatriating under the American Jobs Creation Act of 2004 (AJCA). Adjusted diluted earnings per share for the first nine months of this year was $0.98, a 17 percent increase over the $0.84 reported in the prior-year period. On an SEC-reported basis, net income for the first nine months of this year was $194.7 million, compared with $211.8 million for the year-ago period, an 8 percent decrease. On an adjusted basis, net income for the 2005 first nine months was $226.5 million, up 12 percent, compared with adjusted net income of $201.6 million for the comparable period last year.
     Operating income for the first nine months of 2005 was $302.4 million on an SEC-reported basis and $318.3 million on an adjusted basis, compared with $301.6 million on both an SEC-reported and adjusted basis in the year-earlier period. Adjusted operating income for the 2005 first nine months excludes a charge of $15.9 million for costs associated with the proposed IMS and VNU merger. Operating income growth in the 2005 first nine months was flat on an SEC-reported basis and up 6 percent on an adjusted basis (4 percent constant dollar) from the same period last year.
     Adjusted results for the first nine months of 2005 exclude the merger-related costs mentioned above and certain net pre-tax income items totaling approximately $15.1 million, as well as certain net tax provisions of approximately $31.1 million, primarily related to the $39.5 million tax expense recorded in the first nine months of 2005 on cash repatriated under the AJCA. Adjusted results for the first nine months of 2004 exclude certain net pre-tax income items of approximately $9.6 million and certain net tax benefits of approximately $0.7 million. See Tables 6 and 8 for a reconciliation between SEC and adjusted results for the nine months ended September 30, 2005 and 2004, respectively.
Balance Sheet Highlights
     IMS’s cash, cash equivalents, restricted cash and short-term marketable securities as of September 30, 2005 was $351.6 million, compared with $460.0 million on December 31, 2004. Total debt as of September 30, 2005 was $570.5 million, down from $626.7 million at the end of 2004. See Table 9 for selected consolidated balance sheet items.
Shares Outstanding, Share Repurchase Program
     The number of shares outstanding as of September 30, 2005 was approximately 231.7 million, compared with 232.0 million the same period a year ago. Prior to suspending its share buyback program as a result of the proposed merger with VNU, the company repurchased 6.2 million shares year to date at a total cost of $147.9 million. Approximately 8.5 million IMS options have been exercised year to date.
Repatriation
     On April 19, 2005, IMS announced that it is taking the opportunity provided by the AJCA to repatriate approximately $650 million of previously undistributed foreign earnings. In the third quarter, approximately 90 percent of the company’s repatriation plan was executed, with the balance expected to be completed by the end of the year.
About IMS
     Operating in more than 100 countries, IMS Health is the world’s leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.6 billion in 2004 revenue and more than 50 years of industry experience, IMS offers leading-edge business intelligence products and services that are integral to clients’ day-to-day operations, including portfolio optimization capabilities; launch and brand management solutions; sales force effectiveness innovations; managed care and over-the-counter offerings; and consulting and services solutions that improve ROI and the delivery of quality healthcare worldwide. Additional information is available at http://www.imshealth.com.
Conference Call and Webcast Details
     IMS will host a conference call at 8:30 a.m. (EDT) today to discuss its third-quarter 2005 financial results. To participate, please dial 1-800-745-2192 (U.S. and Canada) and 1-212-231-6015 (outside the United States and Canada) approximately 15 minutes before the scheduled start of the call. The conference call also will be accessible live on the Investor Relations section of the IMS Website at www.imshealth.com.
     A replay of the conference call will be available online on the Investor Relations section of the IMS Website and via telephone by dialing 1-800-633-8284 (U.S. and

Canada) or 1-402-977-9140 (outside the U.S. and Canada), and entering access code 21263875.
Forward-Looking Statements
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS Health believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS Health to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS Health seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and joint ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, (v) to the extent unforeseen cash needs arise, the ability to obtain financing on favorable terms, (vi) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS Health’s customers operate, and (vii) the inability, for any reason, to consummate the merger with VNU N.V., as expected. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company made from time to time with the Securities and Exchange Commission.

Table 1
IMS Health
SEC Income Statement (a)
Three Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav
	SEC	SEC	(Unfav)

Revenue (b)
Sales Force Effectiveness	$208.0	$193.9	7%
Portfolio Optimization	124.1	109.7	13
Launch, Brand and Other	100.7	80.5	25

Total	432.8	384.2	13

Operating Expenses (c)
Operating Costs	(199.7)	(165.6)	(21)
Selling and Administrative	(96.1)	(92.4)	(4)
Depreciation and Amortization	(26.3)	(23.4)	(13)
Merger Costs (f)	(8.5)	0.0	NM

Total	(330.6)	(281.3)	(18)

Operating Income	102.2	102.9	(1)

Interest expense, net	(4.7)	(2.9)	(61)
Gains from investments, net (e)	0.3	2.2	(88)
Other income (expense), net (g)	7.7	(3.3)	NM

Pretax Income	105.4	98.9	7
Provision for Income Taxes (h)	(34.3)	(33.9)	(1)
TriZetto Equity Income, net (d)	0.0	0.7	NM

Net Income	$71.1	$65.6	8
Diluted EPS:
Total Diluted EPS	$0.30	$0.28	7%
Shares Outstanding:
Weighted Average Diluted	234.6	237.1	1%
End-of-Period Actual	231.7	232.0	0
     The accompanying notes are an integral part of these financial tables.

Table 2
IMS Health
SEC Income Statement (a)
Nine Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav
	SEC	SEC	(Unfav)

Revenue (b)
Sales Force Effectiveness	$615.4	$563.6	9%
Portfolio Optimization	372.0	335.5	11
Launch, Brand and Other	289.7	226.2	28

Total	1,277.1	1,125.3	13

Operating Expenses (c)
Operating Costs	(572.5)	(481.5)	(19)
Selling and Administrative	(309.6)	(274.9)	(13)
Depreciation and Amortization	(76.7)	(67.4)	(14)
Merger Costs (f)	(15.9)	0.0	NM

Total	(974.7)	(823.7)	(18)

Operating Income	302.4	301.6	0

Interest expense, net	(13.1)	(8.3)	(58)
Gains from investments, net (e)	2.6	10.7	(76)
Losses on issuance of investees’ stock, net	0.0	(0.1)	NM
Other income (expense), net (g)	25.6	(2.2)	NM

Pretax Income	317.5	301.8	5

Provision for Income Taxes (h)	(122.8)	(89.4)	(37)
TriZetto Equity Loss, net (d)	0.0	(0.6)	NM

Net Income	$194.7	$211.8	(8)
Diluted EPS:
Total Diluted EPS	$0.84	$0.89	(6)%

Shares Outstanding:
Weighted Average Diluted	232.1	239.2	3%
End-of-Period Actual	231.7	232.0	0
     The accompanying notes are an integral part of these financial tables.

Table 3
IMS Health
Adjusted Income Statement (a)
Three Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav	Constant $
	Adjusted	Adjusted	(Unfav)	Growth (j)

Revenue (b)
Sales Force Effectiveness	$208.0	$193.9	7%	6%
Portfolio Optimization	124.1	109.7	13	13
Launch, Brand and Other	100.7	80.5	25	25

Total	432.8	384.2	13	12

Operating Expenses (c)
Operating Costs	(199.7)	(165.6)	(21)
Selling and Administrative	(96.1)	(92.4)	(4)
Depreciation and Amortization	(26.3)	(23.4)	(13)

Total	(322.1)	(281.3)	(15)

Operating Income	110.7	102.9	8	7

Interest expense, net	(4.7)	(2.9)	(61)
Other income, net	7.2	0.6	NM

Pretax Income	113.3	100.6	13

Provision for Income Taxes	(32.7)	(30.6)	(7)
TriZetto Equity Income, net (d)	0.0	0.7	NM

Net Income	$80.6	$70.7	14%

Diluted EPS:
Total Diluted EPS	$0.34	$0.30	13%

Shares Outstanding:
Weighted Average Diluted	234.6	237.1	1%
End-of-Period Actual	231.7	232.0	0
     The accompanying notes are an integral part of these financial tables.

Table 4 IMS Health
Adjusted Income Statement (a)
Nine Months Ended September 30
(unaudited, in millions except per share)

	2005	2004	% Fav	Constant $
	Adjusted	Adjusted	(Unfav)	Growth (j)

Revenue (b)
Sales Force Effectiveness	$615.4	$563.6	9%	7%
Portfolio Optimization	372.0	335.5	11	9
Launch, Brand and Other	289.7	226.2	28	26

Total	1,277.1	1,125.3	13	11

Operating Expenses (c)
Operating Costs	(572.5)	(481.5)	(19)
Selling and Administrative	(309.6)	(274.9)	(13)
Depreciation and Amortization	(76.7)	(67.4)	(14)

Total	(958.8)	(823.7)	(16)

Operating Income	318.3	301.6	6	4

Interest expense, net	(13.1)	(8.3)	(58)
Gain from investments (e)	3.0	0.0	NM
Other income (expense), net	10.0	(1.1)	NM

Pretax Income	318.2	292.2	9

Provision for Income Taxes	(91.7)	(90.0)	(2)
TriZetto Equity Loss, net (d)	0.0	(0.6)	NM

Net Income	$226.5	$201.6	12%

Diluted EPS:
Total Diluted EPS	$0.98	$0.84	17%

Shares Outstanding:
Weighted Average Diluted	232.1	239.2	3%
End-of-Period Actual	231.7	232.0	0
     The accompanying notes are an integral part of these financial tables.

Table 5
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Three Months Ended September 30, 2005
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$208.0	$0.0	$208.0
Portfolio Optimization	124.1	0.0	124.1
Launch, Brand and Other	100.7	0.0	100.7

Total	432.8	0.0	432.8

Operating Expenses (c)
Operating Costs	(199.7)	0.0	(199.7)
Selling and Administrative	(96.1)	0.0	(96.1)
Depreciation and Amortization	(26.3)	0.0	(26.3)
Merger Costs (f)	(8.5)	8.5	0.0

Total	(330.6)	8.5	(322.1)

Operating Income	102.2	8.5	110.7
Interest expense, net	(4.7)	0.0	(4.7)
Gains from investments, net (e)	0.3	(0.3)	0.0
Other income, net (g)	7.7	(0.4)	7.2

Pretax Income	105.4	7.8	113.3
Provision for Income Taxes (h)	(34.3)	1.6	(32.7)

Net Income	$71.1	$9.4	$80.6

Diluted EPS:
Total Diluted EPS	$0.30	$0.04	$0.34

Shares Outstanding:
Weighted Average Diluted	234.6	0.0	234.6
End-of-Period Actual	231.7	0.0	231.7
     The accompanying notes are an integral part of these financial tables.

Table 6
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Nine Months Ended September 30, 2005
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$615.4	$0.0	$615.4
Portfolio Optimization	372.0	0.0	372.0
Launch, Brand and Other	289.7	0.0	289.7

Total	1,277.1	0.0	1,277.1

Operating Expenses (c)
Operating Costs	(572.5)	0.0	(572.5)
Selling and Administrative	(309.6)	0.0	(309.6)
Depreciation and Amortization	(76.7)	0.0	(76.7)
Merger Costs (f)	(15.9)	15.9	0.0

Total	(974.7)	15.9	(958.8)

Operating Income	302.4	15.9	318.3

Interest expense, net	(13.1)	0.0	(13.1)
Gains from investments, net (e)	2.6	0.4	3.0
Other income, net (g)	25.6	(15.5)	10.0

Pretax Income	317.5	0.8	318.2
Provision for Income Taxes (h)	(122.8)	31.1	(91.7)

Net Income	$194.7	$31.8	$226.5

Diluted EPS:
Total Diluted EPS	$0.84	$0.14	$0.98

Shares Outstanding:
Weighted Average Diluted	232.1	0.0	232.1
End-of-Period Actual	231.7	0.0	231.7
     The accompanying notes are an integral part of these financial tables.

Table 7
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Three Months Ended September 30, 2004
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$193.9	$0.0	$193.9
Portfolio Optimization	109.7	0.0	109.7
Launch, Brand and Other	80.5	0.0	80.5

Total	384.2	0.0	384.2

Operating Expenses (c)
Operating Costs	(165.6)	0.0	(165.6)
Selling and Administrative	(92.4)	0.0	(92.4)
Depreciation and Amortization	(23.4)	0.0	(23.4)

Total	(281.3)	0.0	(281.3)

Operating Income	102.9	0.0	102.9

Interest expense, net	(2.9)	0.0	(2.9)
Gains from investments, net (e)	2.2	(2.2)	0.0
Other income (expense), net (g)	(3.3)	4.0	0.6

Pretax Income	98.9	1.7	100.6

Provision for Income Taxes (h)	(33.9)	3.3	(30.6)
TriZetto Equity Loss, net (d)	0.7	0.0	0.7

Net Income	$65.6	$5.0	$70.7

Diluted EPS:
Total Diluted EPS	$0.28	$0.02	$0.30

Shares Outstanding:
Weighted Average Diluted	237.1	0.0	237.1
End-of-Period Actual	232.0	0.0	232.0
     The accompanying notes are an integral part of these financial tables.

Table 8
IMS Health
Reconciliation from SEC to Adjusted Income Statement (a)
Nine Months Ended September 30, 2004
(unaudited, in millions except per share)

			Adjusted
	SEC Q3	Adjustments	Q3

Revenue (b)
Sales Force Effectiveness	$563.6	$0.0	$563.6
Portfolio Optimization	335.5	0.0	335.5
Launch, Brand and Other	226.2	0.0	226.2

Total	1,125.3	0.0	1,125.3

Operating Expenses (c)
Operating Costs	(481.5)	0.0	(481.5)
Selling and Administrative	(274.9)	0.0	(274.9)
Depreciation and Amortization	(67.4)	0.0	(67.4)

Total	(823.7)	0.0	(823.7)

Operating Income	301.6	0.0	301.6

Interest expense, net	(8.3)	0.0	(8.3)
Gains from investments, net (e)	10.7	(10.7)	0.0
Losses on issuance of investees’ stock, net	(0.1)	0.1	0.0
Other expense, net (g)	(2.2)	1.1	(1.1)

Pretax Income	301.8	(9.6)	292.2

Provision for Income Taxes (h)	(89.4)	(0.7)	(90.0)
TriZetto Equity Loss, net (d)	(0.6)	0.0	(0.6)

Net Income	$211.8	$(10.2)	$201.6

Diluted EPS:
Total Diluted EPS	$0.89	$(0.05)	$0.84

Shares Outstanding:
Weighted Average Diluted	239.2	0.0	239.2
End-of-Period Actual	232.0	0.0	232.0
     The accompanying notes are an integral part of these financial tables.

Table 9
IMS Health
Selected Consolidated Balance Sheet Items
(unaudited, in millions)

	Sept. 30, 2005	Dec. 31, 2004
Cash and cash equivalents	$246.2	$444.9

Restricted cash	105.4	0.0

Short-term marketable securities	0.0	15.1

Accounts receivable, net (i)	287.9	264.8

Total debt	570.5	626.7
     The accompanying notes are an integral part of these financial tables.

IMS Health
NOTES TO FINANCIAL TABLES
(a)	“SEC Income Statement” (Tables 1 and 2) differs from the “Adjusted Income Statement” (Tables 3 and 4) by amounts that are detailed on Tables 5, 6, 7 and 8. Adjusted results are those used by management for the purposes of global business decision-making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.

(b)	Revenue in 2004 has been reclassified to conform to the 2005 presentation, including a reclassification of Consulting and Services revenue into the other three business lines. Consulting and Services revenue was $67.3 million in third quarter 2005, up 64% (63% constant dollar) from $41.0 million in third-quarter 2004. Consulting and Services revenue was $184.4 million for the first nine months of 2005, up 53% (50% constant dollar) from $120.7 million in the first nine months of 2004.

(c)	Operating expenses in 2004 reflect a reclassification between operating costs and selling and administrative expenses to make them comparable with the 2005 presentation.

(d)	In the fourth quarter of 2004, IMS Health sold its entire interest in TriZetto back to TriZetto.

(e)	Gains from investments, net were $0.3 million in the third quarter of 2005, relating primarily to a dividend recorded in the Enterprise portfolio, offset by related management fees and certain portfolio write downs. This is compared with a net gain of $2.2 million in the third quarter of 2004 from the sale of certain Enterprise investments, partially offset by fees for the Enterprise investments. For the first nine months of 2005, Gains from investments, net were $2.6 million relating primarily to a $3.0 million gain from the sale of a 20% interest we held in a German company (GPI), partially offset by management fees for the Enterprise investments. This is compared with a net gain of $10.7 million in the first nine months of 2004 from the sale of certain Enterprise investments and the items discussed above. These gains and losses from Enterprise investments are excluded from adjusted results because they relate to non-strategic investments and are not related to IMS’s core business operations.

(f)	Merger costs related to professional fees incurred during the second and third quarters of 2005 in connection with IMS’s proposed merger with VNU N.V., as announced on July 11, 2005. These costs, and the associated tax benefits, are excluded from adjusted results because they were incurred specifically in relation to the proposed merger of IMS with VNU N.V. and are not related to IMS’s core business operations.

(g)	Other income (expense), net includes $0.0 million and $1.2 million of expenses for legal fees in the third quarter of 2005 and 2004, respectively, related to the IRI litigation. For the first nine months, IRI litigation legal fees were $1.2 million and $2.8 million in 2005 and 2004, respectively. These expenses are excluded from adjusted results because they relate to a D&B legacy matter and are not related to IMS’s core business operations. Other income (expense), net also includes a $6.2 million foreign currency hedge gain related to the repatriation executed in the third quarter of 2005 under the American Jobs Creation Act of 2004 (AJCA) [see note (h)]. This gain is excluded from adjusted results because the AJCA is a one-time event. In addition, Other income (expense), net excludes a quarterly phasing adjustment of foreign currency hedge gains (losses), net of $5.8 million and $(10.5) million in the third quarter and first nine months of 2005, respectively, compared with $2.8 million and $(1.7) million in the third quarter and first nine months of 2004, respectively. This phasing adjustment is made to adjusted results in order to more closely match the timing of foreign exchange hedge gains (losses) with the operating income being hedged. For the full year, there is no difference between the hedge losses in adjusted and SEC results.

(h)	The tax provision for the third quarter and first nine months of 2005 includes a tax benefit of $2.8 million and $0.8 million, respectively, related to the Enterprise investments described in note (e) and the items described in notes (f) and (g). The tax provision for the third quarter and first nine months of 2004 includes a tax benefit of $0.6 million and tax provision of $3.3 million, respectively, related to the items described in notes (e) and (g). These tax provisions are excluded from adjusted results because the related charges and gains are excluded from adjusted results. The tax provision in the first nine months of 2005 also included a $29.3 million tax benefit related to a favorable audit resolution in Japan of the tax years through 2003. Adjusted results include a phasing adjustment to recognize this benefit ratably throughout the year; the phasing adjustment for the third quarter and first nine months of 2005 was $(7.7) million and $7.6 million, respectively. This phasing adjustment allows the full-year effective tax rate to be applied in each quarter to adjusted pretax results. Also in the first nine months of 2005, $39.5 million of tax expense was recorded related to the decision to repatriate approximately $650 million of foreign earnings back to the U.S. during 2005 under the AJCA, including a tax benefit of $3.3 million recorded in the third quarter as a result of foreign tax deductions related to financing the repatriation dividend. As the AJCA is a one-time event, this tax expense has been excluded from adjusted results. In addition, the first-quarter 2004 tax provision also includes a $15.6 million tax benefit related to a favorable audit resolution in the U.S. of the 1998 and 1999 tax years. The phasing adjustment for the third quarter of 2004 was $(3.9) million and $4.0 million for the first nine months of 2004.

(i)	December 31, 2004 Accounts receivable, net has been reclassified to conform to current period presentation.

(j)	Constant-dollar growth rates eliminate the impact of year-over-year foreign currency fluctuations.

Amounts presented in the financial tables may not add due to rounding.

These financial tables should be read in conjunction with IMS Health’s filings previously made or to be made with the Securities and Exchange Commission.

IMS Health Incorporated
Return on Invested Capital (unaudited)

	Year Ended
	December 31, 2004
(In thousands)	SEC	Adjustments	Adjusted

Net Operating Profits After Taxes (“NOPAT”):
Net Income	$285,422	(4,626)[1]	$280,796
Add:
Severance, impairment and other charges, net of taxes	24,420	—	24,420
Gain on Sale of Trizetto, net of taxes	(24,977)		(24,977)
Interest expense	19,528	—	19,528
Tax paid on investment, interest income and other non-operating expenses (effective tax rate * income)	3,396	(3,092)[2]	304
Subtract:
Investment, interest income and other non-operating expenses	(8,703)	7,718 [2]	(985)
Tax shield from interest expense (effective tax rate * interest expense)	(6,017)	—	(6,017)

Net Operating Profits After Taxes	$293,068	$(0)	$293,068

DIVIDED BY

Invested Capital:
Total Assets	$1,890,706	$—	$1,890,706

Subtract:
Cash	(444,903)	—	(444,903)
Short-term investments	(15,053)	—	(15,053)

Non-interest bearing current liabilities (no cost, interest free)
Accounts payable	(70,344)	—	(70,344)
Accrued and other current liabilities	(233,665)	—	(233,665)
Accrued income taxes	(116,985)	—	(116,985)

Invested Capital	$1,009,756	$-	$1,009,756

Average Invested Capital	$982,097		$982,097

Return on Invested Capital	29.8%		29.8%

Management provides Return on Invested Capital (ROIC) information as it is believed to be a helpful measure to determine the cash rate of return on capital that a company has invested.

Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Year Ended December 31, 2004, available in the “Investors” area of our Internet website under “Earnings & Financial Releases” at http://www.IMSHEALTH.com.

Adjusted results are those used by management for the purposes of global business decision-making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.

2	Relates to Gains (losses) from investments, net, Loss on issuance of investees’ stock, net and IRI litigation fees. These items, and the related tax impact are excluded from adjusted results because they are not related to IMS’s core business operations.

IMS Health Incorporated
Return on Invested Capital (unaudited)

	Year Ended
	December 31, 2003
(In thousands)	SEC	Adjustments	Adjusted

Net Operating Profits After Taxes (“NOPAT”):
Net Income	$638,945	$(386,903)[1]	$252,042
Add:
Severance, impairment and other charges, net of taxes	23,128	(23,128)[2]	-
Interest expense	15,388	-	15,388
Tax paid on investment, interest income and other non-operating expenses (effective tax rate * income)	(6,709)	(270)[3]	(6,979)
Gain on discontinued operations	(496,887)	496,887 [4]	-
TriZetto impairment charge, net of taxes	14,842	(14,842)[5]	-
TriZetto restructuring charge, net of taxes	2,962	(2,962)[6]	-
Income from discontinued operations, net of taxes	(2,779)	-	(2,779)
D&B legacy tax accrual	69,580	(69,580)[7]	-

Subtract:
Investment, interest income and other non-operating expenses	21,781	878 [3]	22,659
Tax shield from interest expense (effective tax rate * interest expense)	(4,740)	-	(4,740)

Net Operating Profits After Taxes	$275,512	$80	$275,592

DIVIDED BY

Invested Capital:
Total Assets	$1,644,338	$-	$1,644,338

Subtract:
Cash	(344,432)	-	(344,432)
Short-term investments	(40,108)	-	(40,108)

Non-interest bearing current liabilities (no cost, interest free)
Accounts payable	(47,513)	-	(47,513)
Accrued and other current liabilities	(190,478)	-	(190,478)
Accrued income taxes	(67,369)	-	(67,369)

Invested Capital	$954,438	$-	$954,438

Average Invested Capital	$862,634		$862,634

Return on Invested Capital	31.9%		31.9%

Management provides Return on Invested Capital (ROIC) information as it is believed to be a helpful measure to determine the cash rate of return on capital that a company has invested.

Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Year Ended December 31, 2003, available in the “Investors” area of our Internet website under “Earnings & Financial Releases” at http://www.IMSHEALTH.com.

Management uses adjusted results to evaluate its financial results for business decision-making, to develop budgets and to manage expenditures with respect to its core business. Management believes that the adjusted results are useful to investors as a supplement to historical U.S. GAAP information because they facilitate comparisons across periods, more clearly indicate trends and add insight into the Company’s performance by focusing on the results generated by the Company’s core operations. Adjusted results should not be regarded as a replacement for corresponding U.S. GAAP measures, which provide more comprehensive information about the financial results of IMS. Investors are urged to review the detailed reconciliations of the adjusted measures to the comparable U.S. GAAP results.

2	Severance, impairment and other charges do not constitute part of Adjusted Net Income, so are not included in adjusted results.

3	Relates to Gains (losses) from investments, net, Loss on issuance of investees’ stock, net and IRI litigation fees. These items, and the related tax impact are excluded from adjusted results because they are not related to IMS’s core business operations.

4	IMS divested its equity interest in Cognizant Technology Solutions (“CTS”) on February 6, 2003 via a split-off transaction, which generated a gain of $496,887 for 2003. This gain is excluded from adjusted results as it relates to the divestiture of the business and is not related to IMS’s ongoing core business operations.

5	This constitutes part of the $386,903 net adjustment to Net Income number, so no add back is required for adjusted results.

6	In the fourth quarter, TriZetto recorded an $18,720 charge relating to loss contracts and asset impairments in lines of business that TriZetto is exiting. IMS’s share of this charge is not related to IMS’s core business operations and has therefore been excluded from adjusted results.

7	Relates to an accrual for a D&B legacy tax transaction and subsequent related transactions. This accrual is not related to IMS’s core business operations and as such is excluded from adjusted income.

IMS HEALTH
RETURN ON INVESTED CAPITAL
Year Ended
December 31, 2002
(Dollars in thousands)

	SEC			Adjusted
	2002	Adjustments		2002

Net Operating Profits After Taxes

Net Income	$266,115	$13,652	[1]	$279,767

Add:
Goodwill amortization	—	—
Non-recurring costs	26,118	(26,118)[2]		—
Interest expense	14,443	—		14,443
Tax paid on investment and interest income (effective tax rate * income)	8,591	(6,262)[3]		2,329

Subtract:
Investment and interest income	(27,893)	20,331	[3]	(7,562)
Tax shield from interest expense (effective tax rate * interest expense)	(4,448)	—		(4,448)

Net Operating Profits After Taxes (NOPAT)	282,926	$1,603		284,529

DIVIDED BY

Invested capital	2002			2002

Total Assets	1,618,528	—		1,618,528

Less:
Cash	(415,472)	—		(415,472)
Short-term Investments	(18,351)	—		(18,351)
Long-term Investments (excluding investments in strategic alliances)	—	—		—

Non-interest bearing current liabilities (no cost, interest free)
Accounts Payable	(37,285)	—		(37,285)
Accrued Liabilities & Other	(181,513)	—		(181,513)
Accrued Income Taxes	(143,872)	—		(143,872)

INVESTED CAPITAL	822,035	—		822,035

AVERAGE INVESTED CAPITAL	765,970			765,970
ROIC	36.9%			37.1%

Management provides Return on Invested Capital (ROIC) information as it is believed to be a helpful measure to determine the cash rate of return on capital that a company has invested.

Note:

1	For details of reconciliation items between SEC Net Income and adjusted Net Income, see Press Release for the Year Ended December 31, 2002, available on our Internet website at http:/www.IMSHEALTH.com.

2	Relates to Non-cash TriZetto impairment charge and is non-operating in nature and as such is excluded from adjusted income.

3	Relates to Gains (losses) from investments, net and Gain (loss) on issuance of investees’ stock, net and the associated taxes. Both items are non-operating in nature and as such are excluded from adjusted income.

IMS Health Incorporated Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)	PRELIMINARY — SUBJECT TO CHANGE

	Nine Months Ended
	September 30, 2005
	SEC			Free
(In thousands)	Cash Flow	Adjustments		Cash Flow
Cash Flows from Operating Activities:
Net Income	$194,662	$31,828	[1]	$226,490
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	76,658	0		76,658
Bad debt expense	2,552	0		2,552
Deferred income taxes	8,559	(8,559)	[2]	0
Gains from investments, net	(2,624)	2,624	[3]	0
Minority interests in net income of consolidated companies	2,525	(2,525)	[4]	0
Non-cash stock compensation charges	3,511	0		3,511
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net increase in restricted cash	(105,404)	105,404	[5]	0
Net increase in accounts receivable	(11,413)	0		(11,413)
Net decrease in inventory	5,019	0		5,019
Net increase in prepaid expenses and other current assets	(37,227)	0		(37,227)
Net decrease in accounts payable	(11,119)	0		(11,119)
Net decrease in accrued and other current liabilities	(11,681)	0		(11,681)
Net decrease in accrued severance, impairment and other charges	(6,767)	6,767	[6]	0
Net decrease in 2004 accrued severance, impairment and other charges	(18,267)	0		(18,267)
Net decrease in deferred revenues	(15,334)	0		(15,334)
Net decrease in accrued income taxes	(11,369)	11,369	[2]	0
Net increase in pension assets, net of liabilities	(2,332)	2,332	[7]	0
Net decrease in other long-term assets	5,293	(5,293)	[7]	0
Net decrease in other long-term liabilities	(2,918)	2,918	[7]	0
Net tax benefit on stock option exercises	13,450	(13,450)	[8]	0

Net cash Provided by Operating Activities	$75,774	$133,415		$209,189

Cash Flows used in Investing Activities:
Capital Expenditures	(13,384)	0		(13,384) [9]
Additions to Computer Software	(60,724)	0		(60,724) [9]
Proceeds from sale of TriZetto	37,414	0		37,414

Free Cash Flow, End of Period				$172,495

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Three Months Ended September 30, 2005, available in the “Investors” area of our Internet website under “News Releases” at http://www.IMSHEALTH.com. Adjusted results are those used by management for the purposes of global business decision making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes that exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	A portion of this item ($400) represents the loss on Enterprises and other investments that is part of the $31,828 net adjustment to Net Income, so no add back is required for Free Cash Flow. The remainder of this item is cash proceeds from the sale of GPI that are already included in adjusted net income, so no add back is required.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Restricted cash represents the funding of a Rabbi Trust for change-in-control (“CIC”) payments that may be due to selected executives of IMS resulting from the proposed merger between IMS and VNU as announced on July 11, 2005. As these CIC payments will be made to selected IMS executives only in the event the proposed merger with VNU is completed, this restricted cash is still an asset of IMS and therefore the funding of the Rabbi Trust is excluded from Free Cash Flow.

6	Payouts for severance, impairment and other charges for 2001 and 2003 do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

7	Pension assets and liabilities and other inherently long-term assets are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

8	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

9	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Six Months Ended
	June 30, 2005
	SEC		Free
(In thousands)	Cash Flow	Adjustments	Cash Flow

Cash Flows Provided by Operating Activities:
Net Income	$123,522	$22,403 [1]	$145,925
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	50,319	0	50,319
Bad debt expense	1,707	0	1,707
Deferred income taxes	6,208	(6,208)[2]	0
Gains from investments, net	(2,372)	2,372 [3]	0
Minority interests in net income of consolidated companies	1,596	(1,596)[4]	0
Non-cash stock compensation charges	2,117	0	2,117
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net increase in accounts receivable	(30,302)	0	(30,302)
Net decrease in inventory	4,136	0	4,136
Net increase in prepaid expenses and other current assets	(37,736)	0	(37,736)
Net decrease in accounts payable	(16,239)	0	(16,239)
Net decrease in accrued and other current liabilities	(30,604)	0	(30,604)
Net decrease in accrued severance, impairment and other charges	(4,177)	4,177 [5]	0
Net decrease in 2004 accrued severance, impairment and other charges	(12,778)	0	(12,778)
Net increase in deferred revenues	130	0	130
Net increase in accrued income taxes	8,308	(8,308)[2]	0
Net increase in pension assets, net of liabilities	(2,773)	2,773 [6]	0
Net decrease in other long-term assets	598	(598)[6]	0
Net tax benefit on stock option exercises	4,253	(4,253)[7]	0

Net Cash Provided by Operating Activities	$65,913	$10,762	$76,675

Cash Flows Used in Investing Activities:
Capital Expenditures	(8,195)	0	(8,195)[8]
Additions to Computer Software	(39,139)	0	(39,139)[8]
Proceeds from sale of TriZetto	37,414	0	37,414

Free Cash Flow, End of Period			$66,755

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Three Months Ended June 30, 2005, available in the “Investors” area of our Internet website under “News Releases” at http://www.IMSHEALTH.com. Adjusted results are those used by management for the purposes of global business decision making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes that exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	A portion of this item ($651) represents the loss on Enterprises investments that is part of the $22,403 net adjustment to Net Income, so no add back is required for Free Cash Flow. The remainder of this item is cash proceeds from the sale of GPI that are already included in adjusted net income, so no add back is required.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Payouts for severance, impairment and other charges for 2001 and 2003 do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

6	Pension assets and liabilities and other inherently long-term assets and liabilities are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

7	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

8	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Three Months Ended
	March 31, 2005
	SEC			Free
(In thousands)	Cash Flow	Adjustments		Cash Flow

Cash Flows from Operating Activities:
Net Income	$30,343	$37,777	[1]	$68,120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	24,677	0		24,677
Bad debt expense	1,311	0		1,311
Deferred income taxes	2,380	(2,380)[2]		0
Gains from investments, net	(2,671)	2,671	[3]	0
Minority interests in net income of consolidated companies	727	(727)[4]		0
Non-cash stock compensation charges	740	0		740
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net increase in accounts receivable	(49,405)	0		(49,405)
Net decrease in inventory	3,295	0		3,295
Net increase in prepaid expenses and other current assets	(34,605)	0		(34,605)
Net increase in accounts payable	(302)	0		(302)
Net decrease in accrued and other current liabilities	(31,784)	0		(31,784)
Net decrease in accrued severance, impairment and other charges	(1,423)	1,423	[5]	0
Net decrease in 2004 accrued severance, impairment and other charges	(5,559)	0		(5,559)
Net decrease in deferred revenues	(2,780)	0		(2,780)
Net increase in accrued income taxes	32,789	(32,789)[2]		0
Net increase in pension assets, net of liabilities	(2,031)	2,031	[6]	0
Net increase in other long-term assets	(1,699)	1,699	[6]	0
Net decrease in other long-term liabilities	(4,111)	4,111	[6]	0
Net tax benefit on stock option exercises	1,990	(1,990)[7]		0

Net cash Provided by Operating Activities	$(38,117)	$11,826		$(26,291)

Cash Flows used in Investing Activities:
Capital Expenditures	(4,337)	0		(4,337)[8]
Additions to Computer Software	(20,885)	0		(20,885)[8]
Proceeds from sale of TriZetto	37,414	0		37,414

Free Cash Flow, End of Period				$(14,099)

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Three Months Ended March 31, 2005, available in the “Investors” area of our Internet website under “News Releases” at http://www.IMSHEALTH.com. Adjusted results are those used by management for the purposes of global business decision making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes that exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	A portion of this item ($353) represents the loss on Enterprises investments that is part of the $37,777 net adjustment to Net Income, so no add back is required for Free Cash Flow. The remainder of this item is cash proceeds from the sale of GPI that are already included in adjusted net income, so no add back is required.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Payouts for severance, impairment and other charges for 2001 and 2003 do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

6	Pension assets and liabilities and other inherently long-term assets and liabilities are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

7	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

8	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Year Ended
	December 31, 2004
	SEC		Free
(In thousands)	Cash Flow	Adjustments	Cash Flow

Cash Flows from Operating Activities:
Net Income	$285,422	$(4,625)[1]	$280,797
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	93,534	0	93,534
Bad debt expense	3,997	0	3,997
Deferred income taxes	17,875	(17,875)[2]	0
Gains from investments, net	(11,892)	11,892 [3]	0
Gain on sale of TriZetto	(38,803)	0	(38,803)
Loss on issuance of investees’ stock, net	184	(184)[3]	0
TriZetto equity loss, net	(164)	0	(164)
Minority interests in net income of consolidated companies	5,818	(5,818)[4]	0
Non-cash stock compensation charges	3,518	0	3,518
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net decrease in accounts receivable	17,518	0	17,518
Net increase in inventory	(6,939)	0	(6,939)
Net increase in prepaid expenses and other current assets	(16,914)	0	(16,914)
Net increase in accounts payable	11,036	0	11,036
Net increase in accrued and other current liabilities	2,253	0	2,253
Net decrease in accrued severance, impairment and other charges	(6,933)	6,933 [5]	0
Net increase in 2004 accrued severance, impairment and other charges	36,438	0	36,438
Net decrease in deferred revenues	(529)	0	(529)
Net increase in accrued income taxes	21,352	(21,352)[2]	0
Net increase in pension assets, net of liabilities	(25,557)	25,557 [6]	0
Net increase in other long-term assets	(1,900)	1,900 [6]	0
Net tax benefit on stock option exercises	10,958	(10,958)[7]	0

Net cash Provided by Operating Activities	$400,272	$(14,530)	$385,742

Cash Flows used in Investing Activities:
Capital Expenditures	(22,462)	0	(22,462)[8]
Additions to Computer Software	(84,461)	0	(84,461)[8]
Proceeds from sale of TriZetto	44,550	0	44,550

Free Cash Flow, End of Period			$323,369

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Year Ended December 31, 2004, available in the “Investors” area of our Internet website under “News Releases” at http://www.IMSHEALTH.com. Adjusted results are those used by management for the purposes of global business decision making, including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes that exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses adjusted results in order to give a full picture to investors of its business as seen by management, these adjusted results are not prepared specifically for investors and are not a replacement for the more comprehensive information for investors included in IMS’s U.S. GAAP results. The method IMS uses to prepare adjusted results differs in significant respects from U.S. GAAP and is likely to differ from the methods used by other companies. Investors interested in management’s adjusted results are urged to review the detailed reconciliations of the adjusted measures to comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	This item constitutes part of the $4,625 net adjustment to Net Income, so no add back is required for Free Cash Flow.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Payouts for severance, impairment and other charges in prior years do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

6	Pension assets and liabilities and other inherently long-term assets are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

7	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

8	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Nine Months Ended
	September 30, 2004
	SEC		Free
(In thousands)	Cash Flow	Adjustments	Cash Flow

Cash Flows from Operating Activities:
Net Income	$211,831	$(10,207)[1]	$201,624
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	67,378	0	67,378
Bad debt expense	1,000	0	1,000
Deferred income taxes	8,710	(8,710)[2]	0
Gains from investments, net	(10,715)	10,715 [3]	0
Loss on issuance of investees’ stock, net	60	(60)[3]	0
TriZetto equity loss, net	607	0	607
Minority interests in net income of consolidated companies	4,397	(4,397)[4]	0
Non-cash stock compensation charges	2,345	0	2,345
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net decrease in accounts receivable	19,207	0	19,207
Net increase in inventory	(2,305)	0	(2,305)
Net increase in prepaid expenses and other current assets	(15,704)	0	(15,704)
Net decrease in accounts payable	(1,769)	0	(1,769)
Net decrease in accrued and other current liabilities	(23,855)	0	(23,855)
Net decrease in accrued severance, impairment and other charges	(5,252)	5,252 [5]	0
Net decrease in deferred revenues	(12,470)	0	(12,470)
Net increase in accrued income taxes	19,161	(19,161)[2]	0
Net decrease in pension assets, net of liabilities	1,162	(1,162)[6]	0
Net decrease in other long-term assets	2,269	(2,269)[6]	0
Net tax benefit on stock option exercises	8,424	(8,424)[7]	0

Net cash Provided by Operating Activities	$274,481	$(38,423)	$236,058

Cash Flows used in Investing Activities:
Capital Expenditures	(14,271)	0	(14,271)[8]
Additions to Computer Software	(58,259)	0	(58,259)[8]

Free Cash Flow, End of Period			$163,528

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Quarter Ended September 30, 2004, available in the “Investors” area of our Internet website under “News Releases” at http://www.IMSHEALTH.com. Management uses adjusted results to evaluate its financial results for business decision-making, to develop budgets and to manage expenditures with respect to its core business. Management believes that the adjusted results are useful to investors as a supplement to historical U.S. GAAP information because they facilitate comparisons across periods, more clearly indicate trends and add insight into the Company’s performance by focusing on the results generated by the Company’s core operations. Adjusted results should not be regarded as a replacement for corresponding U.S. GAAP measures, which provide more comprehensive information about the financial results of IMS. Investors are urged to review the detailed reconciliations of the adjusted measures to the comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	This item constitutes part of the $10,207 net adjustment to Net Income number, so no add back is required for Free Cash Flow.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Severance, impairment and other charges do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

6	Pension assets and liabilities and other inherently long-term assets are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

7	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

8	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Six Months Ended
	June 30, 2004
	SEC		Free
(In thousands)	Cash Flow	Adjustments	Cash Flow

Cash Flows from Operating Activities:
Net Income	$146,199	$(15,234)[1]	$130,965
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	44,023	0	44,023
Bad debt expense	450	0	450
Deferred income taxes	32,966	(32,966)[2]	0
Gains from investments, net	(8,527)	8,527 [3]	0
Loss on issuance of investees’ stock, net	91	(91)[3]	0
TriZetto equity loss, net	1,269	0	1,269
Minority interests in net income of consolidated companies	2,781	(2,781)[4]	0
Non-cash stock compensation charges	1,492	0	1,492
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net increase in accounts receivable	(17,601)	0	(17,601)
Net increase in inventory	(3,055)	0	(3,055)
Net increase in prepaid expenses and other current assets	(10,846)	0	(10,846)
Net increase in accounts payable	3,736	0	3,736
Net decrease in accrued and other current liabilities	(27,590)	0	(27,590)
Net decrease in accrued severance, impairment and other charges	(3,374)	3,374 [5]	0
Net increase in deferred revenues	393	0	393
Net decrease in accrued income taxes	(12,774)	12,774 [2]	0
Net decrease in pension assets (net of liabilities)	385	(385)[6]	0
Net decrease in other long-term assets	5,345	(5,345)[6]	0
Net tax benefit on stock option exercises	6,029	(6,029)[7]	0

Net cash Provided by Operating Activities	$161,392	$(38,156)	$123,236

Cash Flows used in Investing Activities:
Capital Expenditures	(10,997)	0	(10,997)[8]
Additions to Computer Software	(36,736)	0	(36,736)[8]

Free Cash Flow, End of Period			$75,503

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Quarter Ended June 30, 2004, available in the “Investors” area of our Internet website under “News Releases” at http://www.IMSHEALTH.com. Management uses adjusted results to evaluate its financial results for business decision-making, to develop budgets and to manage expenditures with respect to its core business. Management believes that the adjusted results are useful to investors as a supplement to historical U.S. GAAP information because they facilitate comparisons across periods, more clearly indicate trends and add insight into the Company’s performance by focusing on the results generated by the Company’s core operations. Adjusted results should not be regarded as a replacement for corresponding U.S. GAAP measures, which provide more comprehensive information about the financial results of IMS. Investors are urged to review the detailed reconciliations of the adjusted measures to the comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	This item constitutes part of the $15,234 net adjustment to Net Income number, so no add back is required for Free Cash Flow.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Severance, impairment and other charges do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

6	Pension assets and liabilities and other inherently long-term assets are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

7	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

8	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Three Months Ended
	March 31, 2004
	SEC		Free
(In thousands)	Cash Flow	Adjustments	Cash Flow

Cash Flows from Operating Activities:
Net Income	$81,078	$(19,643)[1]	$61,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	21,706	0	21,706
Bad debt expense	400	0	400
Deferred income taxes	7,640	(7,640)[2]	0
Gains from investments, net	(6,453)	6,453 [3]	0
TriZetto equity loss, net	966	0	966
Minority interests in net income of consolidated companies	1,179	(1,179)[4]	0
Non-cash stock compensation charges	563	0	563
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net increase in accounts receivable	(21,962)	0	(21,962)
Net increase in inventory	(272)	0	(272)
Net increase in prepaid expenses and other current assets	(10,710)	0	(10,710)
Net increase in accounts payable	1,828	0	1,828
Net decrease in accrued and other current liabilities	(36,738)	0	(36,738)
Net decrease in accrued severance, impairment and other charges	(2,030)	2,030 [5]	0
Net decrease in deferred revenues	(4,177)	0	(4,177)
Net decrease in accrued income taxes	(15,111)	15,111 [2]	0
Net decrease in pension assets (net of liabilities)	167	(167)[6]	0
Net decrease in other long-term assets	3,245	(3,245)[6]	0
Net tax benefit on stock option exercises	3,722	(3,722)[7]	0

Net cash Provided by Operating Activities	$25,041	$(12,002)	$13,039

Cash Flows used in Investing Activities:
Capital Expenditures	(4,524)	0	(4,524)[8]
Additions to Computer Software	(17,181)	0	(17,181)[8]

Free Cash Flow, End of Period			$(8,666)

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Three Months Ended March 31, 2004, available in the “Investors” area of our Internet website under “Earnings & Financial Releases” at http://www.IMSHEALTH.com.

Management uses adjusted results to evaluate its financial results for business decision-making, to develop budgets and to manage expenditures with respect to its core business. Management believes that the adjusted results are useful to investors as a supplement to historical U.S. GAAP information because they facilitate comparisons across periods, more clearly indicate trends and add insight into the Company’s performance by focusing on the results generated by the Company’s core operations. Adjusted results should not be regarded as a replacement for corresponding U.S. GAAP measures, which provide more comprehensive information about the financial results of IMS. Investors are urged to review the detailed reconciliations of the adjusted measures to the comparable U.S. GAAP results.

2	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

3	This item constitutes part of the $19,643 net adjustment to Net Income number, so no add back is required for Free Cash Flow.

4	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

5	Severance, impairment and other charges do not constitute part of Adjusted Net Income, and are therefore not included as Free Cash Flow.

6	Pension assets and liabilities and other inherently long-term assets are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

7	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

8	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

IMS Health Incorporated
Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

	Year Ended
	December 31, 2003
	SEC		Free
(In thousands)	Cash Flow	Adjustments	Cash Flow

Cash Flows from Operating Activities:
Net Income	$638,945	$(386,903)[1]	$252,042
Less Income from discontinued operations	(2,779)	2,779 [2]	0
Less Gain from discontinued operations	(496,887)	496,887 [1]	0

Income from continuing operations	139,279	112,763 [1]	252,042
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	75,132	0	75,132
Bad debt expense	672	0	672
Deferred income taxes	27,333	(27,333)[3]	0
Gains from investments, net	(258)	258 [4]	0
Loss on issuance of investees’ stock, net	420	(420)[4]	0
TriZetto equity loss, net	4,248	(2,962)[5]	1,286
TriZetto impairment charge, net	14,842	(14,842)[4]	0
Minority interests in net income of consolidated companies	7,579	(7,579)[6]	0
Non-cash stock compensation charges	3,005	0	3,005
Non-cash portion of severance, impairment and other charges	6,576	(6,576)[7]	0
Change in assets and liabilities, excluding effects from acquisitions and dispositions:
Net increase in accounts receivable	(31,899)	0	(31,899)
Net increase in inventory	(591)	0	(591)
Net increase in prepaid expenses and other current assets	(8,569)	0	(8,569)
Net increase in accounts payable	9,861	0	9,861
Net increase in accrued and other current liabilities	25,846	0	25,846
Net increase in accrued severance, impairment and other charges	8,015	(8,015)[7]	0
Net increase in deferred revenues	2,704	0	2,704
Net increase in accrued income taxes	76,588	(76,588)[3]	0
Net increase in pension assets (net of liabilities)	(24,813)	24,813 [8]	0
Net increase in other long-term assets	(2,510)	2,510 [8]	0
Net tax benefit on stock option exercises	4,016	(4,016)[9]	0
Nielsen Media Research payment received in respect of D&B Legacy Tax Matters	37,025	(37,025)[10]	0

Net cash Provided by Operating Activities	$374,501	$(45,012)	$329,489

Cash Flows used in Investing Activities:
Capital Expenditures	(23,676)	0	(23,676)[11]
Additions to Computer Software	(77,296)	0	(77,296)[11]

Free Cash Flow, End of Period			$228,517

In addition to SEC Cash Flow, management provides Free Cash Flow information as it is believed to be a helpful measure for investors of cash generated from and invested in current operations, and is indicative of the cash the Company has available for acquisitions, share repurchases, dividends, debt reduction, etc.
Please see following page for the accompanying notes to the Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)

IMS Health Incorporated
Notes to Reconciliation of SEC Cash Flow to Free Cash Flow (unaudited)
Notes:

1	For details of reconciliation items between SEC Net Income and Adjusted Net Income, see Press Release for the Year Ended December 31, 2003, available in the “Investors” area of our Internet website under “Earnings & Financial Releases” at http://www.IMSHEALTH.com.

Management uses adjusted results to evaluate its financial results for business decision-making, to develop budgets and to manage expenditures with respect to its core business. Management believes that the adjusted results are useful to investors as a supplement to historical U.S. GAAP information because they facilitate comparisons across periods, more clearly indicate trends and add insight into the Company’s performance by focusing on the results generated by the Company’s core operations. Adjusted results should not be regarded as a replacement for corresponding U.S. GAAP measures, which provide more comprehensive information about the financial results of IMS. Investors are urged to review the detailed reconciliations of the adjusted measures to the comparable U.S. GAAP results.

2	Consistent with prior periods, IMS’s share of CTS’s Net Income is included for the period as part of Free Cash Flow.

3	Movements in deferred and accrued income taxes do not necessarily relate directly to current operations. The tax provision, included within Adjusted Net Income, is considered to be useful to represent cash taxes from operations.

4	These items constitute part of the $112,763 net adjustment to Net Income number, so no add back is required for Free Cash Flow.

5	In the fourth quarter, TriZetto recorded an $18,720 charge relating to loss contracts and asset impairments in lines of business that TriZetto is exiting. IMS’s share of this charge is not related to IMS’s core business operations and has therefore been excluded from Free Cash Flow.

6	Free Cash Flow is designed to only include IMS’s share of cash from consolidated subsidiaries, so no add back is required.

7	Severance, impairment and other charges do not constitute part of Adjusted Net Income, so are not included as Free Cash Flow.

8	Pension assets and liabilities and other inherently long-term assets are not viewed as part of current operations and are therefore excluded from Free Cash Flow.

9	All impacts from stock option exercises are excluded from Free Cash Flow as they are considered to be financing activities.

10	The Nielsen Media Research payment received in respect of D&B Legacy Tax Matters is not viewed as part of current operations and is therefore excluded from Free Cash Flow.

11	Investment in capital assets and software are integral to the ongoing business and operations of the Company and are therefore included as part of Free Cash Flow.

Event Name: Q3 2005 IMS Health Earnings Conference Call
Event Date: 2005-10-19T12:30:00 UTC
P: Operator;;
C: Darcie Peck;IMS Health;VP, IR
C: Dave Carlucci;IMS Health;CEO, President
C: Gilles Pajot;IMS Health;EVP, President, IMS Europe, Middle East, Africa
C: Nancy Cooper;IMS Health;SVP, CFO
P: Steve Unger;Bear, Stearns & Co.;Analyst
P: John Kreger;William Blair & Co.;Analyst
P: Robert Willoughby;Banc of America Securities;Analyst
P: Alex Alvarez;Goldman Sachs;Analyst
P: Larry Marsh;Lehman Brothers;Analyst
C: David Thomas;IMS Health;Exec. Chairman
Operator: Ladies and gentlemen, thank you for standing by. Welcome to the IMS Health third quarter 2005 earnings conference call. During the presentation all participants will be in a listen-only mode. Afterwards we will conduct a question and answer session. If you have a question please press the one followed by the four on your telephone at any time during the presentation. As a reminder this conference is being recorded Wednesday, October 19th, 2005. I would now like to turn the conference over to Darcie Peck, Vice President, Investor Relations. Please go ahead.
Darcie Peck: Thank you, Judith. Good morning and welcome to the IMS third quarter 2005 earnings conference call. We announced results earlier this morning and you can find the press release on our web site as well as on the wire services and First Call. With me today here in Fairfield are Dave Carlucci our President and CEO; Nancy Cooper our Chief Financial Officer; and joining us here today are David Thomas our Executive Chairman and Gilles Pajot who’s our Executive Vice President and President of Europe, Middle East and Africa. We’ll discuss the highlights of our third quarter and year-to-date results and then a question and answer session will follow our prepared remarks.
As a standard procedure let me read the Safe Harbor provisions. Certain statements we make today are forward-looking within the meaning of the U.S. Federal Securities laws. These statements include certain projections regarding the trends in our business, future events and future financial performance. We’d like to caution you that these statements are just predictions and that the actual event or results may differ. They can be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed.
We call your attention to our third quarter 2005 earnings release issued earlier today and our 2004 annual report on form 10-K which sets forth important factors that could cause actual results to differ materially from those contained in any such forward-looking statements. All forward-looking statements represent our views only as of the date they are made and the Company undertakes no obligation to correct or update any forward-looking statements whether as a result of new information, future events or otherwise.
The financials we talk about today are on an adjusted basis. Adjusted results are those used by management for the purposes of global business decision-making including developing budgets and managing expenditures. Adjusted results exclude certain U.S. GAAP measures to the extent that management believes exclusion will facilitate comparisons across periods and more clearly indicate trends. Although IMS discloses results in order to give a full picture to investors of its business as seen by management these adjusted results are not prepared specifically for investors and are not a replacement for the comprehensive information for investors included in IMS US GAAP results. Adjusted results should be let — read in light of the detailed reconciliation to results in SEC reported basis in our press release and I encourage you to review the notes in the press release further describing adjusted results.
Now, let me hand the call over to Dave Carlucci, our President and CEO of IMS. Dave?
Dave Carlucci: Thanks, Darcie. Good morning everyone and thank you for joining us.
We delivered an exceptional third quarter. We exceeded expectations and performed well across all our regions and in each of our businesses. For the third quarter revenues were $433 million, up 13% from a year ago. Adjusted earnings per diluted share was $0.34, up 13%, exceeding the high end of our guidance. Adjusted operating income improved in the third quarter up 8% year-over-year to $111 million, and adjusted net income was $81 million, up 14%. Clearly our financial performance is strong and our execution acrossed all of our regions is excellent. We continue to see positive momentum in our business and I’m proud of our team’s hard work. As a result of our strong performance to the first nine months of the year, we’re comfortable with our full year guidance of 10 to 12% constant dollar revenue growth and we’re raising the low end of our EPS guidance from $1.29 to $1.32. Bringing our full year EPS guidance to $1.32 to $1.35.
This was a busy quarter. Beginning with our planned merger with VNU. We believe that this combination provides value for our shareholders and the feedback from our clients has been very positive. And while we are aware that there’s been a lot written recently about the merger, we have had and will continue to have an ongoing dialogue with our shareholders. However, we’re not going to speculate or entertain questions on the outcome of the merger today. Rather, we’d like to focus on our third quarter results and we’ll answer questions about the merger at a later date.
Turning to our business lines. We had an outstanding performance across the board and significantly enhanced our offerings in the third quarter. Through the first nine months Sales Force Effectiveness grew 9%. This growth is primarily driven by client demand for sales productivity improvements as well as by strong client acceptance of our SFE offerings in Japan. In July we announced and launched some significant enhancements to IMS Longitudinal Dynamics delivering more detailed insights about physicians treatment patterns such as new therapy starts and switches. These early indicators enable our clients to better align their Sales Force compensation plans with Brand strategies. In September we announced a global partnership with SAS, the leader in business intelligence software, to further develop our resource optimization offerings and further distinguish our capabilities from competitors in this area. The initial offering, IMS Sales Force Effectiveness Precision Suite, helps pharmaceutical marketing and sales executives optimize sales resources in markets around the world, enabling them to deliver essential product information to the right prescribers.
Portfolio Optimization was up 11% through the first nine months. Our growth in this business line is being led by demand for our assessments of market strategies aimed at generic threats as well as continued demand for MIDAS Quantum, our global information offering. As you know, having multi-country information and analytics is essential to our clients to optimize brand performance.
In July we announced the acquisition of PharMetrics. PharMetrics utilizes integrated claims data to track the longitudinal health history, medical services and treatment for more than 55 million U.S. lives. Together, IMS and PharMetrics will deliver a greatly enhanced understanding of how medical and pharmaceutical interventions come together.
In Launch, Brand and other grew 28%. Growth here is supported by the increasing demand for health economics and outcomes research analytics and our broader capabilities in promotional evaluation globally. Also in July we acquired Envision which supports our growth strategy and commitment to help clients optimize pricing and contracting strategies. The company fills critical white spaces in managed care and government contracting and provides services that leverage many of our core IMS information assets.
As a stand alone business, Consulting and Services continues to deliver excellent growth. Through the first three quarters of the year, consulting and services generated $184 million or 14% of our total business with a growth rate of 53%. We continue to be very excited about the success of our Consulting and Services model. Combining our rich data assets with deep analytics and practice area expertise we’re delivering real value to our clients. This also strengthens the value of our Rich Data assets and provides us with a unique competitive advantage.
Now, let me turn to the regions which once again performed very well. The Americas region grew 13% in the third quarter, led again by exceptional strong double digit increases in the U.S. and Latin America. We continue to have strong acceptance for your new offerings in long-term care and healthcare relational spheres as clients fine tune their physician targeting strategies. Asia-Pacific also continued to deliver impressive results, growing 19% in the third quarter. With strong client uptake for our new offerings and growing demand for our consulting expertise we’re clearly on track for continued growth in this region. You may recall that for the past several quarters we’ve always qualified our performance in Asia as growth outside of Japan. Well, I’m happy today to say we are dropping that outside of Japan qualifier. You may also remember from the previous calls that we have come into double digit revenue growth in Japan in the second half of ‘05.

For the third quarter our Japan team delivered, posting strong double digit revenue gains. We are very pleased about the continued progress we are making in our Japan operations. Our SFE offerings which began delivering in the second quarter continue to enjoy strong client acceptance and our Consulting and Services business is performing very well as a result of leveraging our global acquisitions and the range of services IMS brings to the market.
Turning to Europe. Again, our European region achieved double digit revenue growth, up 10% year-over-year. Over the past two years, we’ve been telling you that Europe remains the most challenging environment for our client. Yet our business performance and momentum in Europe remains particularly strong.
Gilles Pajot , who’s been leading our business in Europe since 1997 is with us in Fairfield today. For those of you who have not met Gilles, before joining IMS he held a number of senior level positions with Pharmacia and was Senior Vice President at Pharmacia Upjohn responsible for leading and implementing worldwide restructuring initiatives for the newly merged company. He’s a 30 year veteran of the Pharma industry and really is doing a tremendous job for us.
So, Gilles, why don’t you give us your perspective on the pharmaceutical market in Europe and what continues to drive our strong performance there.
Gilles Pajot: Thank you, Dave. The European pharmaceutical market continues to be challenging for our customers. Largely the results of the significant healthcare cost containment actions in many of the major markets. As the European union matures and functions more as a single market many of our clients have been adopting centralized models to improve their effectiveness and efficiencies of their sales force strategies to better monitor performance and to optimize marketing and sales resources. In this environment they are turning to IMS to provide pan European offerings to have them build their strategies, find efficiencies and reach their goals. In anticipation we began building and aligning our capabilities to the challenges that our clients face in these markets. As a result we have been able to sustain double digit growth there and across the EMEA region. Validating our strategy to provide innovative offerings and evidence based consulting and services.
We are seeing growth across all our client sets. First, medium sized Pharma clients are accelerating their market expansion initiatives. These clients are engaging IMS on a pan European basis. They realize the huge positive effects of making quick fact based decisions about optimizing their sales and marketing resources within a centralized model. Many of our engagements in Europe result from our clients’ information needs across multiple countries and those requests often expand into consulting engagements. Our performance dashboard offering is a good example. These offerings are essential in benchmarking performance across countries and brands to target the opportunities for improvement. Based on the analysis IMS consultants recommend key productivity initiatives for the client. In many cases clients want to monitor the impact of our recommendations which often lead to additional data subscription services. IMS has unique capabilities to support these centralized decision making models in Europe.
Second, many companies have upcoming launches in specialty therapy areas such as oncology and diabetics. In Europe, as in developed markets the world over, clients face the tough reality of health cost containment pressures and the need to optimize price and level of reimbursement. Now, more than ever, we must provide evidence of treatment outcomes and real-life observational patient data provide the evidence for health economics and outcome research. This is an area where we have been acquiring capabilities. Over the past year, we have conducted several pan European health economic studies with a focus on market assessment, pricing and positioning. Clients are increasingly utilizing patient data in those assessments. Again, IMS offerings are unique in this area.
And finally, across-the-board our large pharma customers all have sales productivity initiatives underway. In summary while the market for our clients is clearly quite challenging we are very excited to be able to provide new offerings and strong evidence based consulting and services capabilities, targeting right at their issues. And what makes this particularly exciting is the potential for continued growth. We are just get — we are just getting started and with these significant opportunities before us in several areas including the mid markets, health outcomes, regional performance dash boards and more. We are confident in the prospect for our European business and we look forward to working closely with our clients to help them solve their most critical issues. Now, let me turn it back to David.
Dave Carlucci: Thanks, Gilles. And thanks for your perspective, and thanks for another great quarter. You know you have a string of nine quarters of double digit growth. That’s, that’s really outstanding and I’m particularly happy to say that you and your team were in good company in the third quarter as all of our regions turned in double digit growth performance.
It’s encouraging that our growth has actually accelerated in a difficult Pharma environment and demonstrates the value of what we offer to clients. Now let me turn the call over to Nancy Cooper for details on our financial performance. Nancy.
Nancy Cooper: Thanks, Dave. As Dave mentioned we delivered an excellent third quarter. Revenue was $433 million, an increase of 13% as reported and 12% on a constant dollar basis. Operating income grew 7%, constant dollar, in line with last quarter, and our operating margin in the quarter was 26%, the same as the second quarter. Adjusted net income grew 14% and adjusted EPS grew 13% to $0.34, a penny better than consensus estimates and above the high end of our guidance range. Through the first nine months, acquisitions contributed four points of our growth. We are on a higher run rate of acquisitions this year; however, this is not reflective of the ongoing rate we have in our model. We remain comfortable with returning to about two to three points of our constant dollar of growth coming from acquisitions going forward. And as we said last quarter, this is consistent with how we see our margins stabilizing.

As you know, we have had to suspend our share repurchase program as a result of the announced merger with VNU. Our shares outstanding actually increased this quarter over last quarter and we have 5.9 million options exercised in the quarter. On the cost and expense side, as you know, we announced a restructuring in the fourth quarter of 2004. We saw an opportunity to accelerate efficiencies and take advantage of the scalability of our production processes. We set out an aggressive schedule, the implementation is on track and we are confident we will complete this by year end.
Turning over to our SEC results. The details of the reconciliation of our adjusted to SEC financials are in our press release. Our third quarter SEC financial statement on table one in the press release reflects the inclusion of a few gains and charges which we have excluded from adjusted results and there are five items. The first is a foreign currency hedge gain phasing adjustment of $5.8 million. The second, a foreign currency hedge gain of $6.2 million related to the repatriation. The third, a pre-tax net gain of $300,000 on our Enterprise assets portfolio. The fourth a tax benefit deferral of $7.7 million. The SEC tax provision in the third quarter reflects the impact of favorable Japanese tax audit adjustments that were fully recognized in the first quarter for SEC purposes but recorded ratably throughout the year on an adjusted basis. And finally, our SEC results include $8.5 million of deal related cost is associated with our agreement to merge with VNU which we announced on July 11th.
Turning to the balance sheet, we ended the quarter with cash and equivalents and short-term marketable securities of $352 million, a decrease of $48 million compared with June 30th. Total debt, at the end of the third quarter, was $571 million, a decrease of $140 million from the second quarter. In April, we told you we were planning to repatriate approximately $650 million in 2005 as a result of the American Jobs Creation Act of 2004. We are almost done. And in connection with this strategy we took the opportunity to reset our debt capital structure and this has two benefits IMS going forward. First and importantly we locked in a low cost of debt. Second, by placing our debt in our geographic operations which throw off large amounts of IMS’s free cash flow we have better aligned our cash requirements with our ability to service that debt.
Turning to days sales outstanding, we continue to improve. Our DSO in the third quarter was 60 days, two days better than the second quarter of 2005. Preliminary free cash flow for the quarter was very strong at $106 million, which is up 20%, and we remain confident in our full year free cash flow guidance of $250 million to $295 million.
Turning over to guidance. In accordance with Sarbanes-Oxley it is important that you understand the basis of our guidance review. Going forward as in the past, our guidance excludes certain items such as the ones I discussed earlier in our third quarter results. As we feel this gives a more reliable way to give you guidance on our core operational performance. As Dave mentioned, we are comfortable with our full year guidance of 10 to 12% constant dollar revenue growth and we are raising the low end of our EPS guidance from $1.29 to $1.32 which brings our full year EPS guidance to $1.32 to $1.35.

Now, with that, let me turn the call back to Dave.
Dave Carlucci: Thanks, Nancy. It’s clear that the market environment is creating demand for our service and you can see it in our results. And it’s also clear that the pharmaceutical industry remains under pressure on several fronts. Whether it’s from safety concerns, dealing with blockbuster’s coming off patent, generic competition, Medicare drug benefits or the recent changes in leadership at the FDA, all of these issues have the potential to adversely impact our clients’ businesses. But they’re not standing still and certainly we’re not standing still. We’ve invested in new capabilities and offerings to provide our clients with insights and expertise to deal with the changing marketplace. More than ever, our clients are looking to see us as indispensable and a valued partner and that is why we remain confident about our prospects going forward.
So with that, I’d like to open up the lines to take your questions. Judith, can you open up the lines?
Operator: Thank you. [OPERATOR INSTRUCTIONS] Our first question is from the line of Steve Unger from Bear Stearns. Please go ahead.
Steve Unger: Hi, good morning. Dave — .
Dave Carlucci: Good morning, Steve.
Steve Unger: First question off the bat, just could you give us some more color on the accelerated growth in the Americas region? It’s — is that being driven by the recent acquisitions or are we seeing an acceleration in overall organic growth?
Dave Carlucci: I think it is both, Steve. We saw improvement in an organic growth, particularly in the new offerings we talked about, long-term care and the Healthcare Spheres offering. But we also had the Envision and PharMetrics acquisition that was announced in July and that had a growth impact also.
Steve Unger: And then could you quantify the impact of the PharMetrics acquisition in the quarter?
Nancy Cooper: Steve, it is — think of the acquisitions we did are around half of the growth you saw there.
Steve Unger: Okay. Great. And then just on Japan, and then I’ll — I’ll get back in queue. In Japan, could grow over how that has developed now that the new products have been introduced in the market?
Dave Carlucci: Sure. First of all, we’re — we’re on track on our projections of the number of clients we believe would accept the new SFE offering. I think the area that is delighting us beyond that is the receptivity to our consulting and services capability. We have had a number of key clients look to us to assist in the analysis of that data and help in the targeting and promotion mix of their businesses. And so in combination we’re very pleased with the track they’re on and we see that track continuing through the year.
Steve Unger: And then the margin implications for Japan?
Dave Carlucci: Well, we’ve said we believe that we won’t see an increase in operating income this year but we should return to growth this year.
Steve Unger: Great. Thanks. Congratulations on another fine quarter.
Dave Carlucci: Thanks, Steve.
Operator: John Kreger, William Blair.
John Kreger: Thanks very much. Can you give us a sense about your revenue by client type? In other words, how — are you seeing anything changes in revenue mix in — from large Pharma versus smaller Pharma and Biotech?
Dave Carlucci: It is about — about the same. Obviously the biotech piece, we enhanced our capabilities in the second quarter aimed at — at small biotech so we see significant growth there and that growth continues. Gilles mentioned in Europe our mid sized clients continue to invest. And large Pharma, we are seeing SG&A spending at the lower end of their historical range, but still providing growth. So I think the mix is about the same and has tracked about the same throughout ‘05. We haven’t seen any spikes quarter to quarter there.
John Kreger: Great, thanks. Then secondly, could you just drill down a bit on PharMetrics? Excuse me, exactly what does that give you in terms of new capabilities and how are you bringing that to market?
Dave Carlucci: Well, most importantly we see the ability to have a view of the patient and health outcomes to so it gives us a view of — of treatments and greater insight to the patient and when we put that information together with our Longitudinal Prescription Data we have a more complete end to end view. We have already merged our sales teams. So we have a single go to market strategy now and we think that will be a very strong endorsement of the PharMetrics model with our clients and give them more of a seamless view of what IMS can provide between the two companies.
John Kreger: Thank you.
Dave Carlucci: Thanks, John.
Operator: Robert Willoughby, Banc of America Securities.

Robert Willoughby: Yes, can you — I don’t see a cash flow statement in the release. What was the Cap Ex number and the total amount of deal spending and could you possibly speak to additions to capitalized software in the quarter?
Nancy Cooper: Sure, Bob. It is basically on the same trend it has been on. I — hold on one second. Software is around 24 and Cap Ex around 5.
Robert Willoughby: Cap Ex is 5. And the amount on the acquisition spending in the quarter?
Nancy Cooper: The amount is — hold on a second. Around 100 million.
Robert Willoughby: It was just the one deal or were there many deals?
Nancy Cooper: No, there were —there were three deals in the quarter.
Robert Willoughby: Okay. Thank you.
Nancy Cooper: Sure, thank you.
Operator: Chris McFadden, Goldman Sachs.
Alex Alvarez: Good morning. It’s actually Alex [Alvarez] sitting in for Chris. Let me ask you a couple of questions on the cost restructure. Relative to the last couple of quarters we saw the increasing costs offset by the decreasing SG&A. Can you just help us sort of understand what’s driving this change in the cost structure?
Nancy Cooper: Well, I mean it’s normal kind of cost and expense management and the offerings we have, I would say it is nothing unusual. Just managing our business.
Alex Alvarez: Okay. So just a follow-up. We — should we, as part of the increase in the cost, in the operating costs, direct operating costs at all related to the Consulting Services becoming a larger part of the overall business?
Nancy Cooper: Well, yeah, you saw the consulting and cert — I mean our Consulting and Services growing at the rate it did in the quarter is going to drive additional growth but I wouldn’t say it is anything unusual or — or, you know, surprising. And we’re just managing the business as we usually do.
Alex Alvarez: Okay. Thanks.
Darcie Peck: Thank you. Operator, any more questions?
Operator: Larry Marsh, Lehman Brothers.
Larry Marsh: Thanks. Good morning, everyone.

Dave Carlucci: Good morning.
Larry Marsh: Just wanted to elaborate then on that question. Your gross margin this quarter, Nancy, was less than 54%. Would you define that be an aberration or is that, again, just a trend in your business where we should continue to see some reduction in your gross margin?
Nancy Cooper: Larry, I think you got to go with our comment on the operating margin 26%. You know, it’s a quarter. We don’t manage on the quarter. We manage, you know, longer term than that. I wouldn’t, you know, read too much into that.
Larry Marsh: I mean, but it as significant difference in gross margin versus last year in the first two quarters of this year so it’s — I hear you on the operating profit margin, but I think it’s fair to help us understand a little bit more why there is such a meaningful change from Q2 to Q3 in the gross profit margin.
Nancy Cooper: I’m not aware of any single unusual thing, Larry.
Larry Marsh: So — so just to elaborate on that. Would you — are you not prepared to give us any sort of guidance as to where you think gross margin might be for the fourth quarter?
Nancy Cooper: That is what I was trying to say before. We guide on operating margin not on gross margin.
Larry Marsh: Okay. So maybe I need to follow up to get some more detail because that’s — you know, the operating profit —
Nancy Cooper: Sure.
Larry Marsh: — wasn’t a surprise but the gross margin and SG&A composition of that I guess was. Second question, I guess, Nancy, your share count went up partly because of the — of the — of the stock performance in the quarter, is that the biggest reason why there was a jump in share count? I know you —
Nancy Cooper: No, no, no. It is the 5.9 million options that were exercised and the fact that we can’t buy back shares because of the merger.
Larry Marsh: Right, okay. Right. And the option, obviously you don’t have much control in terms of how much in the way of options were exercised in a particular quarter. And again you are not in a position to buy back stock until there is some resolution about the acquisition — excuse me, merger, which you are not prepared to talk about, right?

David Thomas: This is David Thomas. We had a large grant that was off — you know, was done in 2000, early 2000, that was expiring in the quarter so that’s why you had a — an unusual number of option exercises.
Larry Marsh: Okay. Okay, so that was an unusual number, David, as you would describe it?
David Thomas: Yes.
Larry Marsh: Okay fine. Just a couple more things, just to make sure I understand. So your acquisition spending year-to-date in consistent, I think with what you communicated earlier, which is you had hoped to be more active in — on that front . Year-to-date, Nancy, what is your acquisition spending?
Nancy Cooper: 100 and — almost 200 million.
Larry Marsh: Okay. And let’s see. Is it — so the message today is that you will continue to, I guess, be more active in that — on that front consistent with what I think you had said earlier this year?
Nancy Cooper: Well, what I — we’re saying is we — we found I — some very fine acquisitions in the quarter. So actually year-to-date we are little higher than we believe you all should expect going forward. Hence my comments that going forward we really think a 2-3% contribution to our constant dollar growth is more what we will be seeing than what we are seeing so far this year.
Larry Marsh: Okay. I see. Thank you. And you defined the — that just to be a situation of being opportunistic in the quarter in terms of our your ability to identify and make acquisitions?
Dave Carlucci: Yes, Larry, we said consistently that — that our acquisition rate and pace has not been gated by our free cash flow and debt levels it has been gated by opportunities that fit our model. It is quite rare that we do 100 million in acquisitions in a quarter. But we saw some significant opportunity, particularly in the U.S. I’ll remind you that in ‘04 we didn’t do any acquisitions in the United States. So as we saw things that were a fit, again, going back to our market segmentation and looking at filling out our capabilities end-to-end for clients, if their are good — good opportunities we are capitalizing on them. But, I think, as Nancy said, we still have a very rich pipeline, but I see it moderating some what off of — off of kind of the unique level in the se — in the third quarter.
Larry Marsh: Okay. And then finally, just to make sure I understand, Nancy, you went through and identified the five items that you, I guess, took out from your adjusted results and that is consistent I think with what you have said in recent quarters. On the income statement I guess we see another — other earning — other income of about 7.2 million. Is that part of what was adjusted out from your adjusted earnings or — ?

Nancy Cooper: Remember, that the hedging we do for currency is — is going to show up in other income and it’s the phasing of that is we do it in to match operating income and adjusted, and SEC we have to do it as we close out the hedges. So there will be difference in the period between those two. So it’s all timing. It ends up that by the end of the year there’s no difference.
Larry Marsh: Right, right, okay.
Dave Carlucci: All right, Larry, we have a five question limit for all — for all folks on the phone today. We’d be glad to answer any further questions after the call.
Larry Marsh: Appreciate it.
Operator: Steve Unger, Bear Stearns.
Steve Unger: Actually I have two follow-up questions.
Dave Carlucci: Now, that you know you have a five limit?
Steve Unger: But only two. Yeah, actually. Could you just remind us on what’s remaining on the buyback authorization?
Nancy Cooper: Yes, it’s a little over four million shares.
Steve Unger: Okay. So four million shares remaining. And then, I didn’t catch your year-to-date cash flow from operations number.
Nancy Cooper: Yes, it’s 170 — hold on a sec. 172 million.
Steve Unger: 172 million. And then for the year we’re targeting operating cash flow in excess — in excess of 300 million is that, correct?
Nancy Cooper: No, it’s 250 to $295.
Steve Unger: 250 to 295.
Nancy Cooper: Yes, and you can see we’re on a good track to hit that number.
Steve Unger: That’s excellent. Okay, thank you very much.
Dave Carlucci: Thanks, Steve. Okay. Well look, I want to thank you for joining us today. As you can tell, we are pretty excite about our third quarter results and this continued strength in our business and we look forward to a — to a strong finish to the year. Thank you very much.

Operator: Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and that ask that you please disconnect your lines. Thank you and have a great day.

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the

quarterly period ending June 30, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.